Exhibit 99.3

THIS SHARE SALE AGREEMENT (the “Agreement”) is made the 7th day of October, 2014 BETWEEN:

(1)	IFM Overseas Partners L.P. an exempted limited partnership incorporated and existing under the laws of the Cayman Islands with its registered address at Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, George Town, Cayman Islands (the “IFMOP”) and acting through its general partner, IFM Overseas Limited, a company incorporated and existing under the laws of the Cayman Islands with its registered address at One Capital Place, Shedden Road, PO Box 847, George Town, Grand Cayman, Cayman Islands, KYI-1103 (the “General Partner”);

(2)	IFM Investments Limited, a company incorporated and existing under the laws of the Cayman Islands with its registered office at Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, Shedden Road, PO Box 847, George Town, Grand Cayman, Cayman Islands, KYI-1103 (“IFM Investments”);

(3)	Donald Zhang, an individual and national of the United States of America and holder of US passport number 422031682, whose principal residential address is 26A Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing, China;

(4)	Harry Lu, an individual and national of the United States of America and holder of US passport number 488931752, whose principal residential address is 26A Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing, China; and

(5)	GL Asia Mauritius II Cayman Ltd. a company incorporated and existing under the laws of Cayman Islands with its registered office at Admiral Administration, Ltd. (Cayman Islands), P.O. Box 32021 SM, Anchorage Centre, 2nd Floor, Grand Cayman, Cayman Islands (“GLAM II”).

(6)	SouFun Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands whose registered office is at Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681GT, George Town, Grand Cayman, British West Indies (the “SFH”)

WHEREAS:

(A)	GLAM II invested in an exchangeable note issued by IFMOP on 19 October 2007 (as amended and restated on 27 January 2011 and further amended and restated on 7 June 2012) (the “Note”). The Note is secured by the Share Mortgage.

(B)	On 27 April 2012 GLAM II, the Founders, the General Partner and IFM Investments entered into a restructuring deed which restructuring became effective on 7 June 2012 (the “Restructuring Deed”).

(C)	It is proposed that SFH invests in IFM Investments and as a condition of GLAM II providing its consent to such investment as required under the terms of the Restructuring Agreement, the other Parties make the representations, warranties and covenants as set forth in this Agreement including repayment in full of the Note and the acquisition by SFH of the Sale Shares.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement the following expressions shall have the following meanings:

“Affiliate” means, in relation to any person, a subsidiary of that person or a Holding Company of that person or any other subsidiary of that Holding Company.

“Closing” means the closing of the sale and purchase of the Sale Shares under this Agreement.

“Encumbrance” means (a) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law, and (b) any proxy, power of attorney, voting agreement, interest, option, right of first offer, refusal or transfer restriction in favour of any Person.

“Exchange Act” mean the US Securities Exchange Act of 1934, as amended; “Founders” means Donald Zhang and Harry Lu.

“GLAM II’s Warranties” means the representations and warranties set forth in Clauses 5.1 and 5.2.

“Holding Company” of any other person, means a company in respect of which that other person is a subsidiary.

“IFM Parties” means IFMOP, the General Partner, IFM Investments and the Founders.

“IFM Parties’ Warranties” means the representations and warranties set forth in Clauses 5.4 and 5.5.

“Investment Agreements” means (a) the securities purchase agreement dated on or about the date hereof between IFM Investments and SFH and (b) the investor’s rights agreement referred to therein, (c) that certain loan agreement and share pledge agreement dated on or about the date hereof among IFMOP and SFH, (d) the employment agreements between IFM Investments and each of Mr. Donald Zhang and Mr. Harry Hang Lu dated on or about the date hereof (the “Employment Agreements”), a share purchase agreement among the Investor and GLAM II and any other documents contemplated by the foregoing agreements as set forth in Exhibit A.

“Law” means any law, rule, regulation, guideline, policy, notification, circular, press note, directive, order or other pronouncement having the effect of law of any governmental authority, securities exchange or other self-regulating body, any common or customary law, constitution, code, ordinance, statute or other legislative measure and any treaty, order, decree, judgment, writ, injunction, legally binding agreement with a governmental authority, stipulation, determination, declaration or award.

“Long Stop Date” means December 19th 2014 or such later date as the Parties may agree.

“NYSE” means The New York Stock Exchange, Inc.

“Parties” means all parties to this Agreement.

“Person” means any natural person, firm, company, governmental authority, joint venture, partnership, association or other entity (whether or not having separate legal personality).

“Rule 144” means Rule 144A promulgated the SEC;

“Sale Shares” means 3 class A ordinary shares of IFM Investments and 2,042,078 American depositary shares representing 91,893,510 Class A ordinary shares of IFM Investments.

“SEC” means the US Securities and Exchange Commission;

Secured Shares” means 260,000,000 Class A Ordinary Shares registered in the register of members of IFM Investments in the name of the General Partner, acting for and on behalf of IFMOP.

“Securities Act” means the US Securities Act of 1933, as amended;

“SFH ADS” means 285,165 American depositary shares of SFH1.

“SFH’s Warranties” means the representations and warranties set forth in Clauses 5.1, 5.3 and 5.5.

“Share Mortgage” means the Cayman Islands’ law-governed share mortgage granted by IFMOP and the General Partner for the benefit of GLAM II in respect of all of the Secured Shares.

1.2	The Appendixes, Exhibits and Schedules to this Agreement form part of the Agreement and shall be at all times be construed as being one document.

2.	SHARE SALE

2.1	Upon the terms and subject to the conditions of this Agreement, GLAM II shall sell and transfer to SFH, and SFH shall purchase, the Sale Shares free and clear of all Encumbrances.

2.2	Subject to the other terms and conditions of this Agreement, in consideration for the Sale Shares SFH shall, at Closing, deliver and transfer to GLAM II the SFH ADS free and clear of all Encumbrances.

3.	CONDITIONS PRECEDENT TO CLOSING

3.1	The obligation of GLAM II and SFH to proceed to Closing on the Closing Date shall be subject to fulfillment of the following conditions (unless waived in writing (a) in case of the conditions in (i) and (iii) by GLAM II, and (b) in case of the conditions in (ii) by SFH):

(i)	the Investment Agreements shall have been executed by the parties thereto in the form set forth in Exhibit A; and SFH shall have confirmed to GLAM II in writing that the conditions precedent to its obligations therein have been satisfied and/or waived;

(ii)	GLAM II’s Warranties are true and correct on the Execution Date and on and as of the Closing Date with the same effect as though they had been made on and as of the Completion Date and all undertakings and covenants herein made by GLAM II (to the extent required to be performed on or prior to the Closing Date) shall have been duly performed and SHF shall have received evidence that the share pledge to be granted to SFH over IFMOP’s shares in IFM Investments has been perfected in form and substance satisfactory to SFH; and

(iii)	SFH’s Warranties and the IFM Parties’ Warranties are true and correct on the Execution Date and on and as of the Closing Date with the same effect as though they had been made on and as of the Closing Date and all undertakings and covenants herein made by SFH and the IFM Parties (to the extent required to be performed on or prior to the Closing Date) shall have been duly performed.

3.2	The Parties shall cooperate with each other in good faith and shall undertake reasonable efforts to ensure that all conditions precedent in Clause 3.1 are satisfied as soon as reasonably practicable after the date hereof.

4.	CLOSING

4.1	Closing shall take place at the office of Skadden, Arps, Slate, Meagher & Flom, 30/F, China World Office 2, No. 1, Jian Guo Men Wai Avenue, Beijing], commencing at 9:00 am (Beijing time) on the 2nd Business Day following the day on which all the conditions precedent to Closing as specified in Clause 3.1 are satisfied (unless waived in accordance therewith by GLAM II and/or SFH (as applicable) in writing, each acting in its sole discretion) or on such later date as GLAM II and SFH may mutually agree in writing, not being later than the Long Stop Date (the “Closing Date”).

[1]	calculated based on CTC26/9 closing price*1.05*GLAM II’s CTC ADS/SFUN26/9 closing price which is 1.31*1.05*2,042,078/9.85=285,165” SFUN ADS

4.2	On the Closing Date:

(a)	GLAM II shall receive in immediately available funds full payment of all amounts due or payable to it under the Note;

(b)	GLAM II shall release the Secured Shares from the Share Mortgage and deliver to SFH the share certificates representing the Secured Shares;

(c)	Ms Jennifer Tang and Mr. Dick Kwan shall deliver their resignation letters to IFM Investments tendering their respective resignations as director on the Board of Directors of IFM Investments with effect from the Closing Date; and

(d)	GLAM II shall confirm in writing to the IFM Parties and SFH that rights of GLAM II stipulated in the Restructuring Deed have terminated in accordance with Clause 17 of the Restructuring Deed and the obligations of IFMOP and the General Partner under the Note have been discharged in full.

4.3	If the Closing shall not have occurred by the Long Stop Date this Agreement shall automatically terminate and shall cease to have any effect other than those provisions that expressly survive termination.

5.	UNDERTAKINGS, REPRESENTATIONS AND WARRANTIES

5.1	Each of the GLAM II and SFH represents and warrants to the other that:

(a)	the representations and warranties in this Clause 5.1 are true:

(i)	as at the date of this Agreement; and

(ii)	as at the Closing Date,

by reference to the facts and circumstances existing at such dates;

(b)	It has been duly incorporated and organized, and is validly existing under the laws of the Cayman Islands.

(c)	It has all requisite power and authority to execute, deliver and perform its obligations pursuant to this Agreement (and the Investment Agreements, in the case of SFH). All actions on its part necessary for the authorization, execution, delivery of and the performance of all of its obligations pursuant to this Agreement (and the Investment Agreements, in the case of SFH) have been taken.

(d)	Assuming the due authorization, execution and delivery hereof by the other Parties hereto, this Agreement (and the Investment Agreements, in the case of SFH) constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally.

(e)	The execution, delivery and performance of this Agreement (and the Investment Agreements, in the case of SFH) by it shall not:

(i)	violate any provision of its constitutional documents;

(ii)	conflict with or result in any breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default under, any agreement to which it is a party or by which it is bound; or

(iii)	violate any law or regulation of the country where it is incorporated or any other jurisdiction in which it maintains a business presence.

(f)	To its knowledge, no order has been made, petition presented, resolution passed or meeting convened for its winding up and there are no cases or proceedings under any applicable insolvency, reorganization, or similar Laws concerning it.

5.2	GLAM II represents and warrants to SFH as at the date of this Agreement and as at the Closing Date that it is the sole beneficial owner of, and has full authority to sell, transfer or dispose of, the Sale Shares and that the Sale Shares are free and clear of all Encumbrances.

5.3	SFH represents and warrants to GLAM II that (a) as at the Closing Date it has full authority to sell, transfer or dispose of, the SFH ADS, (b) as at the Closing Date it is the sole legal and beneficial owner of the SFH ADS, the SFH ADS are American Depositary Receipts in book-entry form, free and clear of all Encumbrances and other as described in Clause 5.9 are freely tradeable, transferable and not subject to any restriction on resale and (c) the SFH ADS are, and as at the Closing Date will be, listed on the NYSE. If the SFH ADS cease to be listed on NYSE within 12 months after the Closing, or during such time are suspended from trading for at least five consecutive trading days, GLAM II shall have the right to sell the SFH ADS to SFH at per ADS price equal to the volume-weighted average trading price of the SFH ADS for the 60 trading days immediately preceding the date the ADS ceased being traded on NYSE. Such right may be exercised by GLAM II giving SFH notice in writing of the same specifying (i) the number of SFH ADS it is selling, (ii) the price per SFH ADS and (iii) the date SFH shall acquire such SFH ADS (provided that such date shall not be earlier than five business days after the date of the notice) and SFH shall acquire all the SFH ADS specified in GLAM II’s notice on the date specified for completion in GLAM II’s notice.

5.4	Each of the IFM Parties and, in respect of paragraphs (c) and (d) only, the Founders, represents and warrants that:

(a)	the representations and warranties in this Agreement are true:

(i)	as at the date of this Agreement; and

(ii)	as at the Closing Date,

by reference to the facts and circumstances existing at such dates;

(b)	each of IFMOP, the General Partner and IFM Investments is a legal entity duly organized and validly existing under the laws of its place of incorporation and each has the corporate power to enter into, deliver and perform its obligations under this Agreement and the Investment Agreements to which it is a party;

(c)	each of Donald Zhang and Harry Lu has full legal capacity and is not in a state of insanity or some other infirmity that he cannot deal with his own affairs and has not been declared to be incompetent by a court when entering into or performing the terms and conditions of this Agreement and each Investment Agreement to which he is a party and has taken all necessary action to execute, deliver and perform his obligations under this Agreement and each Investment Agreement to which he is a party;

(d)	this Agreement and each Investment Agreement to which it/he is a party has been duly authorized and executed by it and constitutes its valid and legally binding obligation, enforceable in accordance with its terms;

(e)	the execution, delivery and performance of this Agreement and to each Investment Agreement to which it is a party will not contravene:

(i)	any law, regulation, order, decree or authorisation applicable to it;

(ii)	(in the case of IFMOP, the General Partner and IFM Investments only), any provision of its constitutional documents; or

(iii)	any contractual restriction binding on or affecting it or any of its assets; and

(f)	all authorisations required for the execution and delivery of this Agreement and of each Investment Agreement to which it is a party and the performance of its obligations hereunder and thereunder have been obtained and are in full force and effect.

5.5	Each of the IFM Parties and SFH represents and warrants to GLAM II that: (a) as at the date of this Agreement the Investment Agreements have been or will be contemporaneously executed by the parties thereto in the form set forth in Exhibit A, and (b) as at the date of this Agreement and the Closing Date, other than the transactions contemplated under this Agreement and the Investment Agreements, there are no other agreements, arrangements or understandings between any of the IFM Parties and SFH and/or their respective Affiliates and no payment has been made or agreed to be made to any of the IFM Parties or their respective Affiliates or relatives, in connection with or arising out of the transactions contemplated under this Agreement and the Investment Agreements, other than as provided for in the Investment Agreements.

5.6	Each of SFH and the IFM Parties acknowledges that GLAM II has entered into this Agreement in full reliance on SFH’s Warranties and the IFM Parties’ Warranties and GLAM II acknowledges that SFH has entered into this Agreement in full reliance on GLAM II’s Warranties.

5.7	Each of the IFM Parties and SFH acknowledges that the Note, the Share Mortgage and Restructuring Agreement remain in full force and effect until Closing and agrees that on and from the date of this Agreement until Closing, they will not take any action or omit to take any action, or encourage or induce, encourage, aid or abet any other Party to take any action or omit to take any action (as applicable) in breach of the terms of the Note, the Share Mortgage or the Restructuring Deed other than as specifically consented to by GLAM II under this Agreement or with the prior written consent of GLAM II.

5.8	Until the date that is 12 months from the Closing Date, SFH shall use reasonable commercial endeavors to:

(a) timely file all reports required to be filed by SFH after the date hereof under the Securities Act and the Exchange Act (including the reports pursuant to Section 13(a) or 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144) and the rules and regulations adopted by the SEC thereunder),

(b) if SFH is not required to file reports pursuant to such sections, prepare and furnish to GLAM II and make publicly available in accordance with Rule 144(c) such information as is required for GLAM II to sell the SFH ADS under Rule 144, and

(c) furnish to GLAM II, so long as GLAM II owns any SFH ADS, forthwith upon request (i) a written statement by SFH that it has complied with the reporting requirements of Rule 144, the Securities Act and the Exchange Act and (ii) such other information as may be reasonably requested to avail GLAM II of any rule or regulation of the SEC that permits the selling of any such securities without registration, as may be necessary and all to the extent required from time to time to enable GLAM II to sell SFH ADS without registration under the Securities Act within the limitation of the exemptions provided by Rule 144, including causing its legal advisers to issue and deliver any appropriate legal opinion required to permit GLAM II to sell SFH ADS under Rule 144 upon receipt of appropriate documentation relating to such sale, provided that upon written request by SFH GLAM II shall reimburse all reasonable costs, fees and expenses incurred by SFH in complying this Clause 5.8 but only in respect of any costs, fees and expenses that SFH would not otherwise incur if it complies with all laws, rules and regulations applicable to it, but for the requirement to comply with this Clause 5.8.

5.9	GLAM II represents that it is acquiring the SFH ADS for investment purposes for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and it does not have any present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, GLAM II further represents that it has not been organized for the purpose of acquiring the SFH ADS, and it does not have any contract with any person to, directly or indirectly, sell, transfer or grant participations, with respect to any of the SFH ADS, and has not solicited any person for such purpose. GLAM II represents that it understands that the SFH ADS are characterized as “restricted securities” under U.S. federal securities laws inasmuch as they are being acquired from SFH in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances and it understands that the SFH ADS have not been qualified or registered under the laws of any other jurisdiction and therefore may be viewed as restricted securities under any or all of such other applicable securities laws.

6.	MISCELLANEOUS

6.1	Fees, Costs and Expenses: Each Party shall bear its own costs, fees and expenses incurred at any time and from time to time in connection with this Agreement.

6.2	Severability: If a term of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that will not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other term of the Agreement; or

(b)	the legality, validity or enforceability in other jurisdictions of that or any other term of the Agreement.

6.3	If a term of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any jurisdiction, it shall be replaced by a mutually acceptable provision, which being valid, legal, enforceable and in compliance with applicable government policy comes closest to the intention of the parties to this Agreement underlying such illegal, invalid or unenforceable term

6.4	Survival: If this Agreement is terminated in accordance with Clause 4.3, it shall be of no further force and effect, except for the provisions of Clause 1 (Interpretation), Clause 5 (Undertakings, Representations and Warranties), Clause 6 (Miscellaneous); provided, however, that such termination shall, unless otherwise agreed by the Parties, be without prejudice to the rights of any Party in respect of a breach of this Agreement prior to such termination

6.5	Confidentiality

(a)	Subject to applicable Laws, the terms and conditions of this Agreement, as well as all other non-public information provided by one Party to another Party hereunder (collectively, the “Confidential Information”), including its or their existence, shall be considered confidential information and shall not be disclosed by the Party receiving such information from another Party, except as permitted in accordance with the provisions set forth below in this Clause 6.5.

(b)	Notwithstanding the foregoing, each Party may disclose Confidential Information solely to its shareholders, the general partner or any limited partners of a Party or its affiliates, current employees, investment bankers, lenders, accountants and attorneys, in each case, only where such Persons are under appropriate nondisclosure obligations substantially similar to those set forth in this Clause 6.5.

(c)	In the event that any Party is requested by any governmental authority or becomes legally required (including without limitation, pursuant to securities laws and regulations) to disclose, under applicable Laws, any Confidential Information in contravention of the provisions of this Clause 6.5, such Party (the “Disclosing Party”) shall provide the other Parties hereto with prompt written notice of that fact and shall consult with the other Parties hereto regarding such disclosure. Except as permitted by this Clause 6.5, no press release or public announcements regarding the transactions as contemplated in this Agreement may be made by any Party in any press conference, professional or trade publication, marketing materials or otherwise to the general public without the prior written consent of the other Parties.

6.6	Counterparts: This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single instrument.

6.7	Amendment. This Agreement may not be amended, modified or supplemented except by a written instrument executed by GLAM II and SFH. Any such amendment shall be binding on all of the Parties.

6.8	Waiver. No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party that benefits from such provision and waiving such Party’s right, power or remedy therein. No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

6.9	Entire Agreement. This Agreement (together with the Investment Agreements and any other documents referred to herein or therein) constitutes the whole agreement among the Parties relating to the subject matter hereof and supersedes any prior agreements or understandings relating to such subject matter.

6.10	Governing Law: This Agreement shall be governed by, construed and take effect in accordance with the laws of New York.

6.11	Enforcement: Any state or federal court sitting in the County of New York, in the State of New York shall have exclusive jurisdiction to settle any dispute in connection with this Agreement.

6.12	The state and federal courts sitting in the County of New York, in the State of New York are the most appropriate and convenient courts to settle any such dispute in connection with this Agreement. The IFM Parties and SFH agree not to argue to the contrary and waive objection to those courts on the grounds of inconvenient forum or otherwise in relation to proceedings in connection with this Agreement.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

EXHIBIT A

INVESTMENT AGREEMENTS

INVESTOR’S RIGHTS AGREEMENT

by and among

IFM INVESTMENTS LIMITED

IFM OVERSEAS PARTNERS L.P.

and

SOUFUN HOLDINGS LIMITED

Dated: October 7, 2014

1

5.9 No Default or Breach; Contractual Obligations	16
5.10 SEC Report; Financial Statements	16
5.11 No Material Adverse Change	17
5.12 Broker’s, Finder’s or Similar Fees	17
5.13 Survival	17

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF THE INVESTOR	17
6.1 Existence and Power	17
6.2 Authorization; No Contravention	17
6.3 Governmental Authorization; Third Party Consents	18
6.4 Binding Effect	18

ARTICLE VII INDEMNIFICATION	18
7.1 Indemnification	18
7.2 Notification	19
7.3 Contribution	19

ARTICLE VIII TERMINATION OF AGREEMENT	20
8.1 Termination	20
8.2 Survival	20
8.3 Breakup Fee Payment by IFM Overseas	20
8.4 Breakup Fee Payment by the Investor	20
ARTICLE IX MISCELLANEOUS	21
9.1 Notices	21
9.2 Successors and Assigns; Third Party Beneficiaries	21
9.3 Amendment and Waiver	22
9.4 Counterparts	22
9.5 Headings	22
9.6 GOVERNING LAW	22
9.7 Dispute Resolution	22
9.8 WAIVER OF JURY TRIAL	22
9.9 Severability	23
9.10 Rules of Construction	23
9.11 Entire Agreement	23
9.12 Further Assurances	23
9.13 Specific Performance	23

2

INVESTOR’S RIGHTS AGREEMENT

INVESTOR’S RIGHTS AGREEMENT, dated October 7, 2014 (this “Agreement”), by and among:

(1)	IFM Investments Limited, a company incorporated and existing under the laws of the Cayman Islands with its registered office at Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, Shedden Road, PO Box 847, George Town, Grand Cayman, Cayman Islands, KYI-1103 (the “Company”).

(2)	IFM Overseas Partners L.P. an exempted limited partnership incorporated and existing under the laws of the Cayman Islands with its registered address at Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, George Town, Cayman Islands (the “IFM Overseas”); and

(3)	SouFun Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands with its registered office at Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands (the “Investor”);

WHEREAS, on the date hereof, the Investor entered into a Share and Convertible Notes Purchase Agreement with the Company (the “Security Purchase Agreement”), pursuant to which the Investor agreed to purchase certain Class A Ordinary Shares of the Company, par value US$ 0.001 per share (the “Shares”), and the Convertible Note with the face value of US$ 30 million, from the Company.

WHEREAS, Pursuant to the Security Purchase Agreement the Parties have agreed to enter into this Agreement to regulate the management and control of the Company and the operation of the business of the Company and its subsidiaries on the terms and conditions set out herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“ADS” means the American depositary shares representing the underlying Shares deposited with JPMorgan Chase Bank N.A. as the depositary.

“Affiliate” shall mean any Person who is an “affiliate” as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

“Agreement” means this Agreement, as the same may be amended, supplemented or modified in accordance with the terms hereof.

“Audited Financial Statements” has the meaning set forth in Section 5.10(b) of this Agreement.

“Audit Committee” has the meaning set forth in Section 2.6(a) of this Agreement.”

“Authorization” means any consent, approval, authorization, order, registration or qualification.

“Board of Directors” means the Board of Directors of the Company.

“Board Reserved Matters” has the meaning set forth in Section 2.5 of this Agreement.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Beijing, China or the State of New York are authorized or required by law or executive order to close.

“China” or “PRC” means the People’s Republic of China and for the purpose of this Agreement shall exclude Taiwan, the Special Administrative Region of Hong Kong and the Special Administrative Region of Macau.

“Chairman Reserved Matters” has the meaning set forth in Section 2.9 of this Agreement.

“Claims” means any of actions, suits, proceedings, claims, complaints, disputes, arbitrations or investigation.

“Closing” has the meaning set forth in the Security Purchase Agreement.

“Code” means the United States Internal Revenue Code of 1986, as 3 amended.

“Company” has the meaning set forth in the preamble of this Agreement.

“Commission” means the United States Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act.

“Contractual Obligations” means, as to any Person, any provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument to which such Person is a party or by which it or any of its property is bound.

“Convertible Note” means the convertible note purchased by the Investor from the Company at the Closing.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Governmental Authority” means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

“Group” means the Company and its wholly or partially owned subsidiaries.

“Group Company” means any wholly or partially owned subsidiary of the Company.

“IFM Overseas” means IFM Overseas Partners L.P.

“IFM Overseas Reserved Matters” has the meaning set forth in Section 3.1 of this Agreement.

“Intellectual Property” means any of patents, patent applications, trade and service marks, trade and service mark registrations, trade names, domain names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property.

“Lien” means (a) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable law, (b) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person and (c) any adverse claim as to title, possession or use.

“Losses” has the meaning set forth in Section 7.1(a) of this Agreement

“Material Adverse Effect” means a material adverse effect on the affairs, management, financial position, shareholders’ equity or results of operations of the Company and the Group taken as a whole.

“M&A” means the memorandum and articles of association of the Company in effect on the date hereof, as the same may be amended from time to time.

“NYSE” means the New York Stock Exchange.

“Orders” means any judgment, injunction, writ, award, decree or order of any Governmental Authority.

“Person” means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

“Requirements of Law” means, as to any Person, any law, statute, treaty, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Authority or stock exchange, in each case applicable or binding upon such Person or any of its property.

“Restriction Period” means the period starting from the Closing Date and ending at the earlier of (a) 3.5 year after the Closing Date and (b) the date on which IFM Overseas’s equity interest in the Company is reduced to less than 3% of all issued and outstanding share capital of the Company, on fully diluted basis.

“Rule 144” means Rule 144 under the Securities Act or any similar provisions then in force.

“SEC Report” means the Company’s Registration Statement on Form F-1 (Registration Number 333—164216) filed with the Commission on Jan 5, 2010 and the all of the reports or statement filed with the Commission since then.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

“IFM Indemnified Party” has the meaning set forth in Section 7.1 of this Agreement.

“Investor” has the meaning set forth in the preamble of this Agreement.

“Investor Nominee” has the meaning set forth in Section 2.3 of this Agreement.

“Shares” has the meaning set forth in the recitals of this Agreement.

“Share Equivalents” means any security or obligation which is by its terms convertible into or exchangeable or exercisable for Ordinary Shares, Class A Ordinary Shares or other capital stock of the Company, and any option, warrant or other subscription or purchase right with respect to ordinary shares or such other capital stock.

“Securities Purchase Agreement” means that certain Securities Purchase Agreement, dated as of or about the date hereof, between the Company and the Investor.

“Transactions” means the purchase by the Investor from the Company of the Convertible Note and the 175,836,255 Shares pursuant to terms and conditions of the Security Purchase Agreement and the other transactions contemplated under this Agreement.

ARTICLE II

CORPORATE GOVERNANCE

2.1	Board of Directors. The Board of the Company shall have Nine (9) members in total. Within 3.5 year period following the Closing Date and with the condition that IFM Overseas holds no less than 10% equity interest in the Company:

(a)	Before the shares of GLAM II in the Company purchased by the Investor the Investor shall have the right to nominate Five (5) directors with Two (2) independent directors. IFM Overseas shall have the right to nominate Four (4) directors to the Board, with One (1) independent director.

(b)	After the shares of GLAM II in the Company purchased by the Investor the Investor shall have the right to nominate Six (6) directors with Two (2) independent directors. IFM Overseas shall have the right to nominate Three (3) directors to the Board, with One (1) independent director.

(c)	Upon the termination of a 3.5 year period following the Closing Date IFM Overseas shall have the right to nominate Two (2) directors to the Board

(d)	Both the Investor and IFM Overseas shall agree the respective nominations of the other parties at the Board.

2.2	Appointment of Investor Nominees. Subject to the applicable Requirements of Law, no later than the Closing Date, the Company shall cause Five (5) vacancies (if the Investor has purchased the share of GLAM II before the Closing Date Six (6) vacancies) to be created on its Board of Directors and shall cause to be elected to its Board of Directors, either at a meeting of the Board of Directors or by written resolution in lieu of a meeting of the Board of Directors, which election shall become effective immediately after the Closing Date, five (5) Persons nominated by the Investor (such Persons nominated by the Investor in accordance with this Agreement, the “Investor Nominees”).

2.3	Re-election of Investor Nominee or IFM Overseas Nominee. Subject to the applicable Requirements of Law, within the Restriction Period, at each meeting of the shareholders of the Company the Investor or the IFM Overseas (as the case may be) shall be entitled to nominate to the Board of Directors the replacement of such Investor Nominee or IFM Overseas Nominee, as the case may be. The Company, the IFM Overseas and the Investor shall each use its reasonable best efforts to cause such replacement director to be included in the slate of nominees recommended by the Board of Directors to the Company’s shareholders for election as directors, and the Company, the IFM Overseas and the Investor shall each use its reasonable best efforts to cause the election of such replacement director, including, without limitation, voting any proxies it holds, and using its reasonable best efforts to cause any officers of the Company who hold proxies to vote such proxies, except, in either case, as otherwise directed by the shareholder who submitted such proxy, in favor of the election of such replacement director.

2.4	Board Meetings. Board meetings shall be held in accordance with the M&A. At any Board meeting, each Director shall be entitled to one vote and the Chairman shall not have a casting vote.

2.5	Board Reserved Matters. The following matters with respect to the Group must be submitted to the Board and shall require simple majority approval of the Board (the “Board Reserved Matters”):

(a)	The hiring, termination or determination of compensation of the CEO and CFO or entry into any employment or consulting agreement with respect thereto; or the determination or modification of the compensation of, or any significant changes to the terms of appointment of the CEO and CFO.

(b)	Any incurrence of indebtedness, assumption of credit or guarantee in excess of US$ 20 million by any Group Company.

(c)	The entry into any derivatives contract or create, or allowing to arise or issue any pledge, lien or charge (whether by way of fixed or floating charge, mortgage encumbrance or other security), security interest, guarantee, claim, restriction, equity or encumbrances of any nature whatsoever on any of the property, undertaking, assets or rights of any Group Company.

(d)	Any capital expenditure in excess of US$ 20 million by any Group Company.

(e)	Any acquisition by any of the Group Company of assets in excess of US$20 million, or the acquisition of any shares, equity interests or debt securities of any person.

(f)	Any dividend distribution of the Company.

(g)	Any change in accounting principles or to the fiscal or financial year of any Group Company, or the appointment or change of auditors of the Company.

(h)	The approval of the audited annual financial statements of the Company.

(i)	Adoption of, or amendment to, any employee stock ownership plan or other incentive or profit sharing program of the Company.

(j)	The adoption of, or any significant amendment to, the annual budget and business plan of the Company.

(k)	Any material tax election of any Group Company.

(l)	Any transactions with any related party over US$5 million, other than transactions between any Group Company.

(m)	The approval of, or adjustments or modifications to the terms of, transactions exceeding $10 million involving the interest of any director, officer, employee, shareholder or related party of any Group Company or any of their respective Affiliates and associates, including but not limited to provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any such person.

(n)	The disposal or dilution of any direct or indirect interest held by any Group Company in any of its Affiliates.

(o)	The sale or disposal of all or a substantial part of the undertaking, goodwill or assets of any Group Company.

(p)	The delegation of any powers of the board of directors to a committee or any Person.

(q)	Any sale, mortgage or other disposal of assets in excess of US$20 million not in the ordinary course of business or of any equity interests in any Group Company.

(r)	Entry into any contract that is expected to generate revenues of more than US$ 15 million in any annual period or any contract that obligates any Group Company to make payments in excess of US$ 15 million during any year or in excess of US$ 50 million during the term of the contract.

(s)	Entry by any Group Company into any joint venture or partnership arrangement.

(t)	Commencement or settlement of any material litigation involving any Group Company.

(u)	Disposing any rights to the use of any patent, trademark, service mark, trade name or copyright, or dispose of or disclose to any person any trade secret, formula, process or know-how not theretofore a matter of public knowledge, except in the ordinary course of its business and consistent with past practice;

(v)	Entry into any arrangement to do any of the foregoing.

2.6	Board Committees. The Board shall constitute the following committees of the Board:

(a)	The Audit Committee which shall consist of three members, one of the independent directors nominated by the Investor shall be the Audit Committee Chairman, and the other two Audit Committee members shall be composed of the two independent directors nominated by the Investor and IFM Overseas respectively.

(b)	The Operation Committee, which shall have five members with three members appointed by the Investor, two members appointed by IFM Overseas.

2.7	Operation Committee.

(a)	Any decision of the Operation Committee shall require approval of simple majority of the committee members.

(b)	Other than the matters reserved for Board, for IFM Overseas and for Chairman specified in Section 2.5, 2.9, 3.1 of this Agreement, all decisions regarding day-to-day management of the Company and each Group Company shall be delegated to the Operation Committee.

(c)	The Operation Committee structure shall not be altered without 2/3 approval of the Board.

(d)	All matters within the authority of the Operation Committee shall be accessible to all members of the Operation Committee.

2.8	Chairman of the Board. Mr. Donald Zhang is the Chairman and CEO of the Company as of the date hereof ( “Mr. Zhang”). With the condition that IFM Overseas owns no less than 3% equity interest in the Company Mr. Zhang shall be the Chairman of the Board of the Company unless any one of the following events occurs:

(a)	Mr. Zhang has any employment relationship or other managerial position with, but not for having investment in, companies other than the Company and its subsidiaries;

(b)	The continued failure by Mr. Zhang to substantially perform his duties and obligations to the Company which is not cured 30 days after the Company notified Mr. Zhang of the initial failure; knowing violation of law in the course of performance of the duties of Mr. Zhang’s employment with the Company; fraud or material dishonesty against the Company; or a conviction or plea of guilty for the commission of a felony or other crime; or

(c)	Mr. Zhang commits or causes to be committed a serious or persistent breach of any material term of the Securities Purchase Agreement and his Employment Agreement whether directly or indirectly, and which is not capable of remedy or, if capable of remedy, is not remedied within 30 days; or

(d)	Mr. Zhang terminates his full time employ contract with the Company voluntarily; or

(e)	Mr. Zhang could not attend the annual meeting of the Company without any reasonable cause.

2.9	Chairman Reserved Matters. As the Chairmen of the Company Mr. Donald Zhang should have rights to the following matters (the “Chairman Reserved Matters”):

(a)	Annual meetings organized by Realogy;

(b)	Internal auditing and other internal compliance matters in the following manners: (i) Mr. Donald Zhang shall have the right to review and require modification to Issuer’s internal audit work plan and work result; and (ii) Mr. Donald Zhang shall have the right to propose to the Board to hire a third party firm to conduct auditing to the Issuer when necessary.

(c)	All information to any Chairman Reserved Matters shall be accessible to all directors of the Board.

2.10	Compensation and Reimbursement. The compensation for the directors of the Company shall be approved by the Board. The full time employee board members of the Company shall not be entitled to any director compensation paid for the directors who is not the full time employee of the Company. The Company shall reimburse the director of the Board for their travel or accommodation or working expenses in their capacities as directors of the Company at the cost only basis.

ARTICLE III

IFM OVERSEAS RESERVED MATTERS

3.1	IFM Overseas Reserved Matters. Within the Restriction Period the following matters with respect to the Group will require the approval of IFM Overseas (The IFM Overseas Reserved Matters):

(a)	Any issuing, allotting, purchasing or redeeming of any shares, or securities convertible into or carrying a right of subscription in respect of shares, or any warrants, options, or rights in connection with any issuance of shares, or committing to take any other measure that has the effect, in each case, of diluting or reducing the effective shareholding of IFM Overseas in the Company, with any such aforementioned issuance(s) representing more than 25%, in the aggregate, of the issued and outstanding share capital of the Company on fully diluted basis.

(b)	Any repurchase or redemption of equity interests of the Company involving dollar amount in excess of US$5 million.

(c)	Effecting de-listing or deregistration of any securities of any Group Company on any stock-exchange or change in its legal status (including public to private company or vice versa).

(d)	Any merger or consolidation, or sale of all or substantially all of the assets of the Company or any Group Company with assets or revenue not less than 15% of the assets or revenues, as the case may be, of the Company Group taken as a whole, or, with respect to any such Group Company, any disposal or dilution of the Company’s beneficial interest in such Group Company.

(e)	A fundamental change in the Group’s principal line of business (i.e., real estate brokerage and financing, related services and internet operations related to the foregoing).

(f)	Any increase or decrease in the size of the board of directors of Company.

(g)	For the Company and any Group Company with asset or revenue not less than 15% of the assets or revenue of the Company Group taken as a whole, which, for the avoidance of doubt, include without limitation, any entity that engages in real estate mortgage or finance related business, any liquidation, dissolution or winding up of any such company, or the commencement of any case, proceeding or other action (a) under any bankruptcy, insolvency or similar law seeking to have an order of relief entered with respect to it or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or (b) seeking appointment of a receiver, trustee, custodian or other similar official for it or all or substantial part of its property, or making a general assignment for the benefit of its creditors, or admission in writing of its inability to pay its debts when they become due.

(h)	Any incurrence of indebtedness, assumption of credit exceeding US$ 10 million (or its equivalent in other currencies) in respect of any single transaction or exceeding US$ 30 million (or its equivalent in other currencies) in aggregate for the Group, or the making of any further drawdown on any loan facilities, mortgages, or lines of credit already in existence.

(i)	The entry into any derivatives contract, or the creation of any pledge, lien or any other encumbrance or security interest, or guarantee of any nature whatsoever on any of the property, undertaking, assets or rights of any Group Company (“asset”) not in the ordinary course of business and involving asset in excess of US$5 million, or any sale or other disposal of assets in excess of US$5 million.

(j)	Any capital expenditure in excess of US$10 million (or its equivalent in other currencies) by any Group Company.

(k)	Any acquisition by any Group Company of assets in excess of US$10 million, or the acquisition of any shares, equity interests or debt securities of any person.

(l)	Any dividend by the Company.

(m)	Adoption of, or amendment to, any employee stock ownership plan or other incentive or profit sharing program of any Group Company, other than the 5% employee share option reservation as stipulated in Article 4.2 of this Agreement.

(n)	Any transactions with any Affiliate of Investor, other than transactions between any of the Group Companies or the approval of, or adjustments or modifications to the terms of, transactions involving the interest of any director, officer, employee, shareholder or related party of any Group Company or any of their respective Affiliates and associates, including but not limited provision of any guarantee, indemnity or security for or in connection with any indebtedness of liabilities of any such person, in the excess of US$2 million, in each case, other than any transaction in the ordinary course of business and approved by the audit committee of the Company.

(o)	Entry by the Company or Group Company, which revenue or asset exceeds 15% of the revenue or asset of the Group taken as a whole, into any joint venture or partnership arrangement.

(p)	Commencement or settlement of material litigation involving Group Company which include damage or settlement amount in excess of US$5 million.

(q)	The sale or disposal of all or a substantial part of the intangible assets listed in the Appendix I of this Agreement, except, in each case, in the ordinary course of its business and consistent with past practice.

(r)	Entry into any arrangement to do any of the foregoing.

3.2	Termination of the IFM Overseas Reserved Matters. The veto right of IFM Overseas shall be terminated upon the expiration of the Restriction Period except the veto right specified in Article 3.3 of this Agreement.

3.3	Continued IFM Overseas Reserved Matters. With the condition that Investor is the controlling shareholder of the Company, till the earliest of (a) 7 years from the Closing Date, (b) the date when IFM Overseas has repaid the US$15 million loan to Investor, and (c) the date when IFM Overseas’s equity ownership in the Company is less than 10%, absent the written consent of IFM Overseas, neither the Investor nor any of its Affiliates shall initiate by themselves or through any agreement, arrangement or understanding with any other parties to allow such other parties to engage in any transaction or series of transactions, which are for the purpose of causing the Company’s ADSs to cease being listed on the NYSE or the Company to cease its reporting obligations under the Exchange Act. For the avoidance of doubt, the Investor shall have the right to participate in any aforesaid transaction only by selling or disposing of their securities in the Company.

ARTICLE IV

OTHER AGREED MATTERS

4.1	Right of First Refusal. Subject to the applicable Requirements of Law both the IFM Overseas and the Investor have the right of first refusal for any security issuance of the Company, other than any security issuance through a bona fide underwritten public offering, in proportion to each Party’s equity share at the time of issuance on a fully diluted basis, including any convertible securities and options.

4.2	Employee Stock Option Plan. The Company shall reserve 5% of its total outstanding shares, on fully diluted basis for the Company employee stock incentive plan, immediately upon the Closing, before the conversion of the Convertible Note.

4.3	Employee Agreements with the Founders of the Company.

(a)	A separate employment agreement shall be entered and effective upon the Closing, stipulating that Mr. Donald Zhang and Mr. Harry Lu shall carry their current compensation and benefit package for the Restriction Period (such employment agreement, an “Employment Agreement”). The Employment Agreements shall be extended automatically for another 1.5 years after the Restriction Period.

(b)	Mr. Zhang’s and Mr. Harry Lu’s respective Employment Agreement and compensation and benefit package may be terminated at any time if any of the following event occurs:

(i)	Mr. Zhang or Mr. Lu has any employment relationship or other managerial position with, but not for having investment in, companies other than the Company and its subsidiaries;

(ii)	The continued failure by Mr. Zhang or Mr. Lu to substantially perform his duties and obligations to the Company which is not cured 30 days after the Company notified Mr. Zhang or Mr. Lu (as the case may be) of the initial failure; knowing violation of law in the course of performance of the duties of his employment with the Company; fraud or material dishonesty against the Company; or a conviction or plea of guilty for the commission of a felony or other crime; or

(iii)	Mr. Zhang or Mr. Lu commits or causes to be committed a serious or persistent breach of any material term of the Securities Purchase Agreement and his Employment Agreement whether directly or indirectly, and which is not capable of remedy or, if capable of remedy, is not remedied within 30- days.

4.4	Credit Line to the Company. The Investor shall execute an agreement granting the Company a credit facility in the amount of RMB 200,000,000 to support the Company’s mortgage business, subject to Investor’s required qualifications.

4.5	Third Party Consent. The IFM Overseas shall be responsible to obtain any requisite third party consent required for the execution, delivery and performance of this Agreement within 60 days after the execution of this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Each of IFM Overseas and the Company hereby represents and warrants to the Investor on and as of the date hereof and the Closing Date as follows:

5.1	Corporate Existence and Power.

(a)	The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Cayman Islands, with power and authority (corporate and other) to own its properties and conduct its business as described in the SEC Report, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to no material liability or disability by reason of the failure to be so qualified in any such jurisdiction.

(b)	The Company has no Subsidiaries except those entities set forth in the SEC Report; each Subsidiary of the Company has been duly incorporated or formed and is validly existing as a corporation or limited liability company under the laws of its jurisdiction of incorporation or formation; and each Subsidiary of the Company is in good standing (to the extent such concept is recognized in its jurisdiction of incorporation or formation), except where the failure of any Subsidiary to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect or interfere with the consummation of the Transactions.

5.2	Authorization; No Contravention. The execution, delivery and performance by the Company of this Agreement, the Securities Purchase Agreement and the Transactions and the sale of the Shares as well as the Convertible Note by the Company (a) have been duly authorized by all necessary corporate action of the Company, (b) do not contravene the terms of the M&A, (c) do not violate, conflict with or result in any breach or default of (or with due notice or lapse of time or both would result in any breach, default or contravention of), or the creation of any Lien under, any Contractual Obligation of the Company or any of its Subsidiaries or any Requirement of Law applicable to the Company or any of its Subsidiaries and (d) do not violate any judgment, injunction, writ, award, decree or order (collectively, “Orders”) of any Governmental Authority against, or binding upon, the Company or any of its Subsidiaries.

5.3	Governmental Authorization; Third Party Consents. Except with respect to consents disclosed as of the date hereof to the Investor, no consent, approval, authorization, order, registration or qualification (“Authorization”) of or with any Governmental Authority or any other Person is required for the execution, delivery or performance by, or enforcement against, the Company of this Agreement, the Securities Purchase Agreement or the consummation of the Transactions.

5.4	Binding Effect. This Agreement and the Securities Purchase Agreement have been duly executed and delivered by the Company, and this Agreement and the Securities Purchase Agreement constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally.

5.5	Litigation. Other than as reflected in the SEC Report, there are no actions, suits, proceedings, claims, complaints, disputes, arbitrations or investigations (collectively, “Claims”) pending to which the Company or any of its Subsidiaries is a party or of which any property of the Company or any of its Subsidiaries is the subject which, if determined adversely to the Company or any of its Subsidiaries, would individually or in the aggregate have a Material Adverse Effect or interfere with the consummation of the Transactions; and, to the best of the best knowledge of the Company, no such Claims are threatened or contemplated by any Governmental Authority or other Person.

5.6	Intellectual Property.

(a)	Other than as set forth in the SEC Report, the Company and its Subsidiaries own, possess, license or have other rights to use, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, domain names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the “Intellectual Property”) necessary for the conduct of the business of the Company and its Subsidiaries, except for such lack of Intellectual Property which would 15 not, individually or in the aggregate, have a Material Adverse Effect.

(b)	Other than as set forth in the SEC Report, there are no pending or, to the knowledge of the Company, threatened Claims against the Company or any of its Subsidiaries, or to the knowledge of the Company, against any other Person, (i) challenging the rights of the Company or any of the Group Company in or to any such Intellectual Property, (ii) challenging the validity or scope of any such Intellectual Property, or (iii) stating that the Company or any of its Subsidiaries infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, except for such Claims which would not, individually or in the aggregate, have a Material Adverse Effect.

(c)	Other than as set forth in the SEC Report, there is no infringement by third parties of any such Intellectual Property, except for such infringement which would not, individually or in the aggregate, have a Material Adverse Effect.

5.7	Compliance with Laws.

(a)	Other than as set forth in the SEC Report, the Company and each of the Group Company are in compliance with all Requirements of Law, except where the failure to be compliant would not, individually or in the aggregate, have a Material Adverse Effect.

(b)	The operations of the Company and each of the Group Company are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, and the rules and regulations thereunder (collectively, the “Money Laundering Laws”) and no Claim by or before any court or Governmental Authority or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(c)	Other than as set forth in the SEC Report, the Company and its Subsidiaries have all licenses, permits and approvals of any Governmental Authority that are necessary for the conduct of the business of the Company and its Subsidiaries, except where the failure to have such licenses, permits or approvals would not, individually or in the aggregate, have a Material Adverse Effect.

5.8	Capitalization. The Company has the authorized capitalization as set forth in the SEC Report, and all of the issued share capital of the Company has been duly and validly authorized and issued, is fully paid and nonassessable and conforms to the description of the share capital contained in the SEC Report; and all of the issued equity interests of each the Group Company have been duly and validly authorized and issued, are fully paid and nonassessable and, except as set forth in the SEC Report, are owned directly or indirectly by the Company, free and clear of all Liens.

5.9	No Default or Breach; Contractual Obligations. To the best of the best knowledge of the Company, neither the Company nor any of the Group Company is (a) in violation of the M&A or its other organizational documents or (b) in default in the performance or observance of any Contractual Obligation, except, in the case of this clause (b), a default which would not, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of the Company, no other party to any such Contractual Obligations is in default thereunder, except for such default which would not, individually or in the aggregate, have a Material Adverse Effect.

5.10	SEC Report; Financial Statements. To the best of the best knowledge of the Company, except as would not otherwise have a Material Adverse Effect:

(a)	The SEC Report conforms in all material respects with the applicable requirements of the Securities Act and the rules and regulations of the Commission promulgated thereunder. The SEC Report does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. This representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with any written information furnished to the Company by any underwriter or the selling shareholders.

(b)	The audited consolidated financial statements of the Company (balance sheet and statements of operations, cash flow and shareholders’ equity, together with the notes thereto) for the fiscal years ended December 31, 2012, December 31, 2013 and Jun 30, 2014 (the “Audited Financial Statements”), set forth in the SEC Report are complete and correct in all material respects and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and with each other. The Audited Financial Statements fairly present in all material respects the financial condition, operating results and cash flows of the Company and its Subsidiaries as of the respective dates and for the respective periods indicated in accordance with GAAP. This representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with any written information furnished to the Company by any accounting firm or other third parties.

(c)	The Company (individually and on a consolidated basis) and each of the Group Company maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

5.11	No Material Adverse Change. Neither the Company nor any of the Group Company has sustained since the date of the latest audited financial statements included in the SEC Report any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in the SEC Report, except for such loss or interference as would not, individually or in the aggregate, have a Material Adverse Effect; and, since the respective dates as of which information is given in the SEC Report, there has not been any change in the capital stock or longterm debt of the Company or any of its Subsidiaries or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its Subsidiaries taken as a whole, otherwise than as set forth in the SEC Report.

5.12	Broker’s, Finder’s or Similar Fees. There are no brokerage commissions, finder’s fees, placement fees, or similar fees or commissions payable in connection with the Transactions based on any agreement, arrangement or understanding with the Company or any of its subsidiaries or any action taken by any such Person.

5.13	Survival. Notwithstanding anything herein to the contrary, the representations and warranties made by the Company and IFM Overseas in this Article V shall continue in full force and effect until the second anniversary of the Closing Date.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor hereby represents and warrants to the Company and IFM Overseas on and as of the date hereof and the Closing Date as follows:

6.1	Existence and Power. The Investor (a) is a corporation duly organized and validly existing under the laws of Cayman Islands and (b) has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement.

6.2	Authorization; No Contravention. The execution, delivery and performance by the Investor of this Agreement, the Registration Rights Agreement and the transactions contemplated hereby (a) have been duly authorized by all necessary corporate action of the Investor, (b) do not contravene the terms of the Investor’s or organizational documents, or any amendment thereto, (c) do not violate, conflict with or result in any breach or default of (or with due notice or lapse of time or both would result in any breach, default or contravention of), or the creation of any Lien under, any Contractual Obligation of the Investor or a Requirement of Law applicable to the Investor, and (d) do not violate any Orders of any Governmental Authority against, or binding upon, the Investor.

6.3	Governmental Authorization; Third Party Consents. No Authorization of or with any Governmental Authority or any other Person is required for the execution, delivery or performance by, or enforcement against, the Company of this Agreement, the Securities Purchase Agreement or the consummation of the Transactions.

6.4 Binding Effect. This Agreement and the Securities Purchase Agreement, and any documents referenced herein or therein, to which the Investor is a party, have been duly executed and delivered by the Investor, and this Agreement and the Securities Purchase Agreement and each of the aforementioned documents constitute the legal, valid and binding obligations of the Investor, enforceable against it in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting the enforcement of creditors’ rights generally.

ARTICLE VII

INDEMNIFICATION

7.1	Indemnification. (a) Subject to the limitations set forth in Section 7.3, each of the Company and the IFM Overseas agrees to indemnify, defend and hold harmless the Investor and its respective officers, managers, directors, agents, employees, subsidiaries, partners, members and controlling persons (each, a “IFM Indemnified Party”) to the fullest extent permitted by law from and against any and all losses, claims, or written threats thereof (including, without limitation, any claim by a third party), damages, expenses (including reasonable fees, disbursements and other charges of counsel incurred by the IFM Indemnified Party in any action between the Company and the IFM Indemnified Party or between the IFM Indemnified Party and any third party or otherwise in the manner described in Section 7.2 below) or other liabilities (collectively, “Losses”) resulting from or arising out of any breach of any representations and warranties of the Company and/or IFM Overseas contained herein, any covenant or agreement by the Company in this Agreement or any certificate delivered by the Company hereunder or under the Security Purchase Agreement.

(b)	In connection with the obligation of the Company to indemnify for expenses as set forth in clause (a) of this Section 7.1, the Company shall upon presentation of appropriate invoices containing reasonable detail, reimburse each IFM Indemnified Party for all such expenses (including reasonable fees, disbursements and other charges of counsel incurred by the IFM Indemnified Party in any action between the Company and the IFM Indemnified Party or between the IFM Indemnified Party and IFM Overseas or any third party) as they are incurred by such IFM Indemnified Party; provided, however, that if such expenses arise out of any action, investigation or other proceeding commenced by a IFM Indemnified Party (other than as a result of any action, claim or written threat by a third party against such IFM Indemnified Party), the Company shall reimburse such IFM Indemnified Party for all such expenses only (x) after the final resolution or disposition of such action, investigation or other proceeding and (y) if such IFM Indemnified Party prevails in such action, investigation or other proceeding; and provided, further, that if a GA Indemnified Party is reimbursed under this Article VII for any expenses, such reimbursement of expenses shall be refunded to the extent it is finally judicially determined that such expenses resulted or arose primarily from the gross negligence, bad faith, or willful misconduct of such GA Indemnified Party.

7.2	Notification Each IFM Indemnified Party under this Article VII shall, promptly after the receipt of notice of the commencement of any claim against such IFM Indemnified Party in respect of which indemnity may be sought from the Company under this Article VII, notify the Company and IFM Overseas in writing of the commencement thereof. The omission of any IFM Indemnified Party to so notify the Company or IMF Shareholder of any such action shall not relieve the Company and the IFM Overseas from any liability which it may have to the IFM Shareholder under this Article VII unless, and only to the extent that, such omission results in the Company’s forfeiture of substantive rights or defenses, or otherwise materially prejudices the Company’s defense of such claim. The Company shall not be liable for any settlement of any claim effected against a IFM Indemnified Party without its written consent, which consent shall not be unreasonably withheld.

7.3	Limits on Indemnification (a) Absent fraud or willful or intentional misconduct, the indemnification and contribution provided by the Company and IFM Overseas pursuant to Sections 7.1(a) shall be the sole and exclusive remedy for any Losses.

(b)	Absent fraud or willful or intentional misconduct, the amount of any payment by the Company and the IFM Overseas to the Investor under this Article VII in respect of Losses resulting from or arising out of any indemnification or contribution claim made pursuant to Section 7.1(a) and (b) shall in no event exceed US$ 25 million; provided, however, in the event of fraud or willful or intentional misconduct, such amount of payment shall in no event exceed the aggregate purchase price paid by the Investor to the Company in consideration of the Shares and Convertible Note acquired by the Investor.

(c)	The Company and the IFM Overseas shall not be liable to pay the Investor under this Article VII in respect of Losses resulting from or arising out of any indemnification or contribution claim made pursuant to Section 7.1(a) unless and until the amount payable under aggregate of individual claims made against the Company exceeds US$ 500,000.

ARTICLE VIII

TERMINATION OF AGREEMENT

8.1	Termination. This Agreement may be terminated as follows:

(a)	by mutual written consent of each party hereto; or

(b)	automatically upon the termination of the Security Purchase Agreement prior to the Closing Date for any reason.

(c)	by the Investor if the Company shall fail to obtain any third party consent that is required for the execution, delivery or performance by the Company of this Agreement within 60 days following the date of this Agreement.

(d)	by IFM Overseas or the Company if closing under the Securities Purchase Agreement or the loan agreement between IFM Overseas and the Investor shall not have occurred within five (5) days of the satisfaction of all of the conditions to closing under the applicable agreement, provided, that IFM Overseas or the Company, as applicable, shall have delivered to the Investor an irrevocable commitment in writing that it is ready, willing and able to consummate such closing during such period at least two (2) days prior to such termination.

If this Agreement so terminates, it shall become null and void and have no further force or effect, except as provided in Section 8.2.

8.2	Survival. Subject to Clause 8.3 and 8.4 of this Agreement if this Agreement is terminated (a) this Agreement shall become void and of no further force and effect; except for the provisions of this Section 8.2, (b) none of the parties hereto shall have any liability in respect of a termination of this Agreement pursuant to Section 8.1, and (c) none of the parties hereto shall have any liability for speculative, indirect, unforeseeable or consequential damages or lost profits resulting from any legal action relating to any termination of this Agreement.

8.3	Breakup Fee Payable by the Company. If this Agreement is terminated pursuant to Section 8.1(c), the Company shall pay to the Investor a breakup fee in the amount of US$1,000,000 plus any losses of the Investor resulting from such termination.

8.4	Breakup Fee Payable by the Investor. If this Agreement is terminated pursuant to Section 8.1(d), the Investor shall pay to the Company a breakup fee in the amount of US$1,000,000 plus any losses of the Investor resulting from such termination.

ARTICLE IX

MISCELLANEOUS

9.1	Notices All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, facsimile, courier service or personal delivery:

If to the Comany	Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, Shedden Road, PO Box 847, George Town, Grand Cayman, Cayman Islands, KYI-1103.

If to the IFM Overseas	Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, George Town, Cayman Islands.

If to the Investor	F9M, Building 5, Zone 4, Hanwei International Plaza, No. 186 South 4th Ring Road, Fengtai District, Beijing 100070, The People’s Republic of China.

All such notices, demands and other communications shall be deemed to have been duly given (i) when delivered by hand, if personally delivered; (ii) one Business Day after being sent, if sent via a reputable nationwide overnight courier service guaranteeing next business day delivery; (iii) five (5) Business Days after being sent, if sent by registered or certified mail, return receipt requested, postage prepaid; and (iv) when receipt is mechanically acknowledged, if sent by facsimile. Any party may by notice given in accordance with this Section 9.1 designate another address or Person for receipt of notices hereunder. Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party to whom it is given.

9.2	Successors and Assigns; Third Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. Each of Party may only assign any of its rights under this Agreement with the prior written consent of the other parties. The rights and obligations of any party hereunder shall not be assigned without the prior written consent of the other parties. Mr. Zhang and Mr. Lu are hereby each expressly made a third party beneficiary to this Agreement.

9.3	Amendment and Waiver (a) No failure or delay on the part of the Company, IFM Overseas or Investor in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

(b)	Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by, the Company, the IFM Overseas or the Investor from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by the Company, the IFM Overseas and the Investor, and (ii) only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

9.4	Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

9.5	Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

9.6	Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

9.7	Dispute Resolution. The parties hereto irrevocably submit to the exclusive jurisdiction of any state or federal court sitting in the County of New York, in the State of New York over any dispute, controversy or claim arising out of or relating to this Agreement or the affairs of the Company.

9.8	Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9	Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

9.10	Rules of Construction. Unless the context otherwise requires, references to sections or subsections refer to sections or subsections of this Agreement.

9.11	Entire Agreement. This Agreement, together with the exhibits and schedules hereto are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties or undertakings, other than those set forth or referred to herein. This Agreement, together with the exhibits and schedules hereto supersedes all prior agreements and understandings between the parties with respect to such subject matter.

9.12	Further Assurances. Each of the parties shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations or other actions by, or giving any notices to, or making any filings with, any Governmental Authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

9.13	Specific Performance. Notwithstanding anything to the contrary contained herein, the parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that, in addition to any other rights and remedies existing in its favor, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Investor’s Rights Agreement on the date first written above.

IFM INVESTMENT LIMITED

By:
Name:
Title:

IFM OVERSEAS PARTNERS L.P.

By:
Name:
Title:

SOUFUN HOLDINGS LIMITED

By:
Name:
Title:

DATED [            ], 2014

IFM Overseas Partners L.P.

as Borrower

and

Soufun Holdings Limited

as Lender

LOAN AGREEMENT

CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1

2.	LOAN	3

3.	CONDITION FOR DRAWDOWN	3

4.	USE OF FUNDS	4

5.	INTEREST	4

6	REPAYMENT	5

7.	PREPAYMENT	5

8	PAYMENTS	5

9.	INDEMNITY	5

10	EVENTS OF DEFAULT	5

11.	PARTIAL INVALIDITY	7

12.	ILLEGALITY	7

13.	REMEDIES AND WAIVERS	7

14.	CHANGES TO THE PARTIES	7

15	NOTICES	7

16.	COUNTERPARTS	7

17.	GOVERNING LAW	8

18.	JURISDICTION	8

EXIHIBIT A THE FORM OF THE TERM NOTE

i

THIS LOAN AGREEMENT (the “Agreement”) is made on [            ], 2014

BETWEEN:

(1)	IFM Overseas Partners L.P., an exempt partnership organized under laws of the Cayman Islands with limited liability, whose registered office is at Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, George Town, Cayman Islands (the “Borrower”); and

(2)	SouFun Holdings Limited, a company organized under the laws of Cayman , whose registered office is at Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands (the “Lender”).

RECITALS:

The Lender has agreed to make available to the Borrower a loan facility upon the terms and conditions set out in this Agreement.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Applicable Rate” means the rate of 5 per cent, (5%) per annum for the period between the Drawdown Date and third (3rd) year anniversary after the Drawdown Date, the rate of 7.5 per cent, (7.5%) per annum for the period between the third (3rd) year anniversary after the Drawdown Date and the fifth (5th) year anniversary after the Drawdown Date, and the rate of 10 per cent, (10%) per annum for the Extension Period (if applicable);

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for business in Hong Kong;

“Convertible Note” means that certain note issued to GL Asia Mauritius II Cayman Ltd by the IFM Investments Limited in the amount of US$12,000,000 and dated June 7,2012.

“Closing Date” refers to such date on which Borrower shall have satisfied all of the conditions precedent set forth in Section 3.1 hereof in a manner acceptable to the Lender in its sole discretion.

“Default Rate” means the interest rate that is two percent (2%) plus the Applicable Rate during the Event of Default.

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“Interest Calculation Date” means the last day of each calendar year provided that any Interest Calculation Date fall after the Maturity Date shall instead fall on the Maturity Date.

“Interest Period” means for the year 2014 shall commence on the Closing Date and end on the last day of 2014 and for the year following 2014 shall commencing on first day of each calendar year and end on the last day of such year. An Interest Period shall not extend beyond the Maturity Date.

“Loan Documents” shall collectively mean this Agreement, the Term Note, the Security Documents and all other certificates, documents and instruments executed or delivered by Borrower or any of its Controlled Entities in connection with the Term Loan described herein which secure the obligations of Borrower to the Lender and any renewals, amendments, supplements or modifications thereof or thereto.

“Term Loan” means the loan made or to be made under this Agreement or the principal amount outstanding of that loan;

“Maturity Date” means the date that is five years after the Closing Date extendable at the option of the Borrower for a period of no longer than two years (the “Extension Period”).

1.2	Interpretation

In this Agreement, unless the contrary is indicated:

(a)	a reference to a provision of law is to that provision as amended or re-enacted;

(b)	headings are for ease of reference only and do not affect the interpretation of this Agreement;

(c)	a reference to this Agreement or to any other document is a reference to this Agreement or that document as amended (however fundamentally) or novated;

(d)	a “person” includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having a separate legal personality) of two or more of the foregoing;

(e)	words importing the singular include the plural and vice versa;

(f)	a reference to a “Party” means a party to this Agreement;

(g)	“United States Dollars” or “US$” denotes the lawful currency of United States; and

(h)	a reference to a time of day is a reference to Beijing time.

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2.	TERM LOAN

2.1	On the Closing Date, the Lender agrees to make a loan (the “Term Loan”) to Borrower in, and Borrower agrees to borrow from the Lender in the sum of US$[shall be defined at closing] that would fully satisfy the purpose as specified in Section 4 below but not exceeding US$15 million, as evidenced by the Term Note (defined below).

2.2	It being understood, however, that, on the Closing Date, (i) the proceeds of the Term Loan will be wired directly by the Lender (on behalf of Borrower) to GL Asia Mauritius II Cayman Ltd. to repay the outstanding amount under the Convertible Note, and (ii) Borrower, by its execution hereof, is hereby deemed to have instructed the Lender to wire the Term Loan proceeds (on Borrower’s behalf) directly to the GL Asia Mauritius II Cayman Ltd in accordance with the foregoing. The Term Loan is to be secured by 260,000,000 ordinary shares of IFM Investments Limited owned by the Borrower (the “Collateral”).

2.3	The Term Loan shall be evidenced by a secured promissory note from Borrower payable to the order of the Lender with a face amount of [shall be defined at closing] U.S. Dollars (the “Term Note”).

2.4	All outstanding principal plus all accrued but unpaid interest on and under the Term Loan and Term Note is due and payable, unless due earlier by acceleration or otherwise, on the Maturity Date.

3.	CONDITION FOR DRAWDOWN

3.1	The obligations of the Lender at the Closing Date to provide the loan to the Borrower are subject to the fulfillment on or before the Closing Date of each of the following conditions unless duly otherwise waived in writing by the Lender :

(a)	an investors rights agreement among the Lender and the Borrower and each of the other parties thereto shall have duly executed and delivered in form and substance acceptable to the Lender (the “Investors Rights Agreement”);

(b)	an Share Pledge Agreement shall have duly executed and delivered, in form and substance acceptable to the Investor (the “Share Pledge Agreement”);

(c)	closing conditions specified in the Investors Rights Agreement and the Security Purchase Agreement;

(e)	the Share certificate and share pledge registration and other documents that are necessary and appropriate for the Lender to maintain a valid and perfected first priority lien and security interest in and to the shares pledged in accordance with the Share Pledge Agreement;

(f)	a legal opinion of a qualified Cayman law firm in form and substance satisfactory to the Lender.

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3.2	Subject to the Lender’s waiver the Loan may only be drawn down on the Closing Date with a drawdown notice signed by the authorized representative of the Borrower which shall specify the draw down amount and the receiving account confirmed by GL Asia Mauritius II Cayman Ltd. No further draw down shall be requested by the Borrower after the Closing Date and any undrawn amount of the facility under this Agreement shall be cancelled.

3.3	The Borrower shall take or cause to be taken all actions as are necessary and appropriate for the Lender to maintain a valid and perfected first priority lien and security interest in and to the shares pledged in accordance with the Share Pledge Agreement upon the Closing.

4.	USE OF FUNDS

The Borrower may only utilize the Loan drawn hereunder for the purpose of paying the principal amount plus all accrues interests under that certain Second Amended and Restated Secured Note, dated as of June 7,2012, issued to GL Asia Mauritius II Cayman Ltd.

5.	SECURITY INTEREST

This Loan shall be secured by a charge over all of the shares in IFM Investments Limited beneficially owned by the Borrower, which charge shall take effect after such shares have been released from the existing share pledge in favor of GL Asia Mauritius II Cayman Ltd.

6.	INTEREST

6.1	Term Note Interest Rate. Starting from the date of the drawdown of the Term Loan and continuing for so long as any amount of the Term Loan shall remain outstanding, the outstanding principal amount of the Term Loan shall bear interest at the Applicable Rate, calculated on the basis of the actual number of days elapsed, computed on a 360-day year; provided, however, that during the continuance of any Default or Event of Default, interest on the Term Loan shall accrue at the Default Rate.

6.2	Interest shall be calculated on each Interest Calculation Date. Interest accrued in each Interest Period shall be added to the Principle Amount at the beginning of next Interest Period. All interest on the principal amount of the Term Loan shall be payable by the Borrower to the Lender in arrears on the Maturity Date or any prepayment date, as appropriate.

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7.	REPAYMENT

7.1	The Borrower shall repay the Loan together with accrued and unpaid interest thereon and all other amounts due by it under this Agreement in full on the Maturity Date.

8.	PREPAYMENT

The Borrower may, at its discretion, upon giving the Lender not less than 30 Business Days’ prior notice, prepay the whole or part of the Loan (if in part, being a minimum amount of US$1,000,000 and an integral multiple of US$1,000,000) together with accrued and unpaid interest on the Interest Calculation Date applicable thereto without premium or penalty.

9.	PAYMENTS

9.1	On each date on which this Agreement requires an amount to be paid by a Party (the “First Party”), the First Party shall make the same available to the other Party (the “Second Party”) by payment in United States Dollars and in immediately available, freely transferable, cleared funds to such account of the Second Party as the Second Party shall from time to time have specified for this purpose.

9.2	All payments by the Borrower to the Lender under this Agreement shall be made in full without set-off or counterclaim or any deduction or withholding for or on account of any present or future taxes, duties, charges or fees of any kind. If the Borrower is compelled by law to make any such deduction or withholding, the Borrower will promptly pay to the Lender such additional amounts as will result in the net amount received by the Lender being equal to the full amount which it would have received if there had been no such deduction or withholding.

10.	EVENTS OF DEFAULT

Each of the events or circumstances set out in the following sub-clauses of this Clause 10(Events of Default) (other than Clause 10.6 (Acceleration)) is an Event of Default.

10.1	Non-payment

The Borrower fails to pay any sum payable to the Lender under this Agreement when due and such failure is not remedied within ten (10) Business Days .

10.2	Cross Default, Other obligations

(a)	The Borrower default in making any payment exceeds in the aggregate US$ 500,000; of any indebtedness including, without limitation, any guarantee of any indebtedness (but excluding the Term Loan) on the scheduled or original due date with respect thereto;

(b)	Termination of the Investors Rights Agreement caused by the breach of the terms thereof by the Borrower;

5

(c)	The Borrower becomes the competitor or Affiliate of competitor of the Lender or IFM Investments Limited.

(d)	The Borrower does not comply with any material provision of this Agreement (other than those referred to in Clause 10.1(Non-payment). No Event of Default will occur if the failure to comply is remedied within twenty (20) Business Days.

10.3	Insolvency proceedings

Any corporate action or legal proceedings is taken in relation to:

(a)	The general suspension of payments, a general moratorium of indebtedness of the Borrower; or

(b)	the appointment of a liquidator or receiver over substantially all of the assets of the Borrower; or

(c)	enforcement of any security over substantially all of the assets of the Borrower. or any analogous procedure or step is taken in any jurisdiction.

This Clause 10.3 shall not apply to any winding-up petition or enforcement action which is frivolous or vexatious and is discharged, stayed or dismissed within fourteen (14) Business Days of commencement.

10.4	Unlawfulness

It becomes unlawful for the Borrower or the Lender to perform any of its obligations hereunder.

10.5	Repudiation

The Borrower repudiates this Agreement or evidences an intention to repudiate the Agreement.

10.6	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Lender may by notice to the Borrower:

(a)	cancel the Loan whereupon it shall immediately be cancelled; and/or

(b)	declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under this Agreement, be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(c)	declare that the Loan be payable on demand, whereupon it shall immediately become payable on demand by the Lender; and/or

6

(d)	exercise any or all of its rights, remedies, powers or discretions under this Agreement.

(e)	transfer the pledged shares to the Lender and exercise any or all of its rights, remedies, powers or discretions under the Share Pledge Agreement.

11.	PARTIAL INVALIDITY

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of any other provision of this Agreement nor the legality, validity or enforceability under the law of any other jurisdiction shall in any way be affected or impaired.

12.	ILLEGALITY

If any change in or introduction of any applicable law, regulation or treaty, or any change in the interpretation or application thereof, shall make it unlawful for the Lender to make available or fund or maintain the Loan, the Lender shall give notice thereof to the Borrower, whereupon the Borrower shall repay the Loan (together with all accrued interest thereon and all other amounts due by it under this Agreement).

13.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right of remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

14.	CHANGES TO THE PARTIES

Neither Party may assign any of its rights or transfer by novation any of its rights or obligations without the prior consent of the other Party.

15.	NOTICES

All notices and other communications hereunder shall take effect on receipt and be by letter or facsimile transmission. Such notices shall be sent to the relevant Party at such address or fax number as it may notify to the other Party from time to time.

16.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

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17.	GOVERNING LAW

This Agreement is governed by the laws of New York.

18.	JURISDICTION

18.1	Dispute Resolution

The parties hereto irrevocably submit to the exclusive jurisdiction of any state or federal court sitting in the County of New York, in the State of New York over any dispute, controversy or claim arising out of or relating to this Agreement or the affairs of the Company.

18.2	Waiver of Jury Trial

EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 18.2.

8

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

“BORROWER”

IFM Overseas Partners L.P

By:
Name:
Title:

[Address and Contact Details]

“LENDER”

SOUFUN HOLDINGS LIMITED

By:
Name:
Title:

[Address and Contact Details]

9

EXHIBIT A

TERM NOTE

US $[ ]	[ ], 2014

FOR VALUE RECEIVED, the undersigned, IFM Overseas Partners L.P. (the “Maker”), hereby promises to pay to the order of Soufun Holdings Limited (the “Lender”), its permitted successors and assigns, the principal amount of US $ [            ]. Beginning upon the date hereof and continuing for so long as any amount of principal or interest under this Note shall remain outstanding, the outstanding principal amount of this Note shall bear interest at the Applicable Rate, calculated on the basis of the actual number of days elapsed, computed on a 360-day year; provided, however, that during the continuance of any Default or Event of Default, interest on the outstanding principal amount of this Note shall accrue at the Default Rate.

Interest shall be calculated on each Interest Calculation Date. Interest accrued in each Interest Period shall be added to the Principle Amount at the beginning of next Interest Period. All interest on the Principal and the principal amount of the Term Loan shall be payable by the Borrower to the Lender in arrears on the Maturity Date (and on any earlier payment date in respect of the Indebtedness evidenced by this Note, whether by acceleration or otherwise), at which time the entire unpaid principal balance of, and any accrued and unpaid interest, fees or other amounts owing under, the indebtedness evidenced by this Note shall be due and payable. The indebtedness evidenced by this Note is secured by the Collateral. This Note is subject to all of the terms and provisions of the Loan Documents. Capitalized terms used but not defined herein have the meanings given to them in that certain Loan Agreement of even date herewith (as amended, supplemented or otherwise modified from time to time, the “Loan Agreement”), entered into among the Lender and the Maker.

The principal of and interest on this Note are payable in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. All payments made and applied by the Maker with respect to this Note shall be made and applied as provided in the Loan Documents.

If any payment hereunder becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day. In the case of any extension of any payment of principal pursuant to the preceding sentence, interest thereon shall be payable at the then applicable rate during such extension.

The Maker shall have solely the prepayment rights expressly set forth in the Loan Agreement.

The Lender shall have the right to exercise any and all such remedies and other rights upon the occurrence of an Event of Default as are described and set forth in the Loan Agreement and any other Loan Document (including, without limitation, Section 9 of the Loan Agreement).

The Maker and any endorsers, sureties, guarantors and all others now or hereafter liable for payment of the Indebtedness evidenced by this Note hereby severally waive demand, presentment for payment, diligence in collection, notice of dishonor or nonpayment, protest and notice of protest and other notice, and agree and consent that the time for its payment may be extended or this Note renewed from time to time by the holders hereof, without notice and that after such extension, extensions or renewals, each of them shall remain bound for the payment hereof, notwithstanding such extension or extensions.

All rights and powers of any holder hereunder shall inure to the benefit of its heirs, legal representatives, successors and assigns and all agreements herein shall bind the heirs, legal representatives, successors and assigns of the undersigned.

In case any one or more of the provisions in this Note should be deemed invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions hereunder will not in any way be affected or impaired thereby.

The undersigned and any endorser, surety, and guarantor hereof do hereby acknowledge receipt of a completed copy of this Note.

This Note shall be effective as of the date first above written, which the parties agree is the date from which the Indebtedness evidenced hereby is owed.

This Note shall be construed by and governed in accordance with the laws of the State of New York.

No reference herein to the Loan Documents and no provision of this Note or of any of the Loan Documents shall alter or impair the obligation of the Maker, its heirs, legal representatives, successors and assigns, which is absolute and unconditional, to pay the principal of and interest on this Note at the times, rate and in the coin or currency herein prescribed.

“Maker”

IFM Overseas Partners L.P

By:

PLEDGE AGREEMENT

THIS PLEDGE AGREEMENT (this “Agreement”), is made and entered into this [            ] of [            ], 2014, by IFM Overseas Partners L.P., an exempt partnership organized under the laws of the Cayman Islands with limited liability, whose registered office is at Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, George Town, Cayman Islands (the “Pledgor”) for the benefit of SouFun Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands whose registered office is at Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands (the “Pledgee”, which expression shall include its successors, assigns and transferees).

RECITALS:

WHEREAS, the Pledgee has agreed, under that certain Loan Agreement of even date herewith (as amended, restated or otherwise modified from time to time, the “Loan Agreement”), among the Pledgee (the “Lender”) and Pledgor (the “Borrower”), to extend credit in the principal amount of US$[to be inserted at closing]( such credit, the “Loan”), upon satisfaction of certain conditions, including, without limitation, that Pledgor pledge and grant security interests in the Pledged Shares (as defined below) in accordance with the terms hereof.

In this Agreement:

(i)	any reference to a Recital, Clause or Schedule is to the relevant Recital, Clause or Schedule of or to this Agreement;

(ii)	the clause headings are included for convenience only and shall not affect the interpretation of this Agreement;

(iii)	use of the singular includes the plural and vice versa;

(iv)	use of any gender includes the other gender;

(v)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(vi)	references to this Agreement or any other document or agreement are to be construed as references to this Agreement or such other document as varied, amended, supplemented, novated, modified, replaced or restated in any manner from time to time, even if changes are made to the composition of the parties to this Agreement or such other document or to the nature or amount of any facilities made available under such other document.

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(vii)	Capitalized terms used but not defined herein have the meanings given to them in the Loan Agreement.

(viii)	“Event of Default” shall have the meaning set forth in the Article 10 of the Loan Agreement.

(ix)	“Market Value” means with respect to the Ordinary Shares (i) for so long as any American depositary shares representing the underlying Ordinary Shares (deposited with JPMorgan Chase Bank N.A.as the depositary) (the “ADS”) are traded on The NASDAQ Stock Market, Inc.’s electronic stock market (the “NASDAQ”), the average closing price per share of such ADS on the NASDAQ for the ten (10) Business Days immediately prior to the applicable date of determination and (ii) to the extent that no ADS are traded on the NASDAQ, the fair market value thereof as determined by the Lender in its sole and absolute discretion.

(x)	“Ordinary Shares” means the Class A ordinary shares of IFM Investments Limited, a Cayman Islands exempted company with limited liability.

(xi)	“Obligations” mean, without duplication, the unpaid principal of and interest on (including, without limitation, interest accruing after the maturity of the Term Loan and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Term Loan and all other obligations and liabilities to the Lender, whether direct or which may arise under, out of, or in connection with, this Agreement, any other Loan Document or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including, without limitation, all fees, charges and disbursements of counsel to the Lender that are required to be paid by Borrower pursuant hereto) or otherwise.

(xii)	“Register of Members” means the register of members held with a registered office provider which records the names and addresses of the members of the Company, the shares held by each member, the amount paid or agreed to be paid on the shares of each member, the date on which the name of any person was entered on the register and the date on which any person ceased to be a member.

(xiii)	“Requirement of Law” means as to any Person, the memorandum and articles of association and bye-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

(xiv)	“Security Interest” means any mortgage, charge, pledge, lien, encumbrance, right of set off or any security interest.

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(xv)	“Secured Obligations” means any mortgage, charge, pledge, lien, encumbrance, right of set off or any security interest.

(xvi)	“Term Loan” has the meaning set forth in the Definition of the Loan Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	For value received, the Pledgor herein pledges and grants to the Pledgee a first priority and exclusive security interest in the following described property, hereinafter referred to as the “Collateral”:

1.1	260,000,000 Ordinary Shares, par value US$ 0.001 of IFM Investments Limited (“IFM” or “Company”), a Cayman Islands exempted company with limited liability (the “Pledged Shares”), together with all cash, securities, dividends, increases, distributions, and profits received there from or in connection therewith, including distributions or payments in partial or complete liquidation or redemption, or as a result of reclassifications, readjustments, reorganizations, or changes in the capital structure of IFM;

1.2	any additional Ordinary Shares, or other assets and property which the Pledgor pledges for the benefit of the Pledgee hereunder;

1.3	all securities hereafter delivered to Pledgor in substitution for, or on conversion of, any of the foregoing, all certificates representing or evidencing such securities, and all cash, securities, instruments, documents, dividends, increases, distributions, and profits received therefrom, and any other property at any time and from time to time received by, receivable by, or otherwise distributed or delivered to the Pledgee in respect of or in exchange for any or all of the property described;

1.4	all subscriptions, warrants, options, and any other rights issued now or hereafter by Pledgor or any other person whatsoever upon or in connection with the Pledged Shares and any part of the Collateral; and

1.5	all products and proceeds of the foregoing and all general intangibles, accounts and contract rights related thereto, including without limitation, all revenues, distributions, dividends, property, registration rights, contract rights, and other rights and interests that Pledgor is, or may hereafter become, entitled to receive on account of any collateral described in sub-Articles 1.1 through 1.4;

to secure the payment of the Term Loan and the Obligations and indebtedness of the Pledgor under the Loan Agreement and all costs and expenses incurred by the Pledgee in the collection and enforcement of said indebtedness or any rights provided herein or in any and all documents executed in connection with the Term Loan.

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2.	The Pledgor represents, warrants, covenants, and agrees, as of each day the Term Loan remains outstanding or any Obligations to the Pledgee (whether in its capacity as Pledgee or Lender) under any Loan Agreement have not been indefeasibly satisfied in full, as follows:

2.1	The Pledgor shall promptly pay (and shall promptly indemnify the Pledgee against) all calls, installments and other payments which may be made or become due in respect of the Pledged Shares.

2.2	Save for the existing pledge over the Borrower’s shares in the Company in favor of GL Asia Mauritius II Cayman Ltd (the “GLAM” and the “GLAM Pledge”) , there are no restrictions on the transfer of the Collateral, and the Pledgor has the right to transfer such Collateral free and clear of any liens and encumbrances and without obtaining the consents of any other person.

2.3	The Pledgor is the sole owner of the Collateral and all of the Pledged Shares are fully paid up. Save for the Pledgor’s existing obligation under the GLAM Pledge, The Collateral is owned free from any lien, security interest, encumbrance or claim, other than any lien, security interest, encumbrance or claim hereby granted. The Pledgor agrees and covenants to, at the Pledgor’s cost and expense, defend any action which may affect the Pledgee’s security interest in, or the Pledgor’s ownership of, the Collateral.

2.4	No financing statement covering any portion of the Collateral or any proceeds thereof is on file in any public office except the GLAM Pledge and the Pledgor will join in executing all necessary financing statements in form and substance satisfactory to the Pledgee and will pay the cost of filing the same and will further execute all other instruments deemed advisable or necessary (to the perfection and priority of the security interest granted herein) by the Pledgee (in its sole discretion) and pay the cost of filing the same. The Pledgor will not create any other lien or security interest in, mortgage, or otherwise encumber the Collateral, or any part thereof, or permit the same to be or become subject to any lien, attachment, execution, sequestration, other legal or equitable process, or any encumbrance of any kind or character, except the security interest herein created.

2.5	The Pledgor will not, without the prior written consent of the Pledgee, transfer, sell, contract to transfer or sell, lease, encumber, grant options or any other right in, or dispose of any portion of the Collateral or any interest therein, until the Loan Agreement, this Agreement and all obligations and debts secured hereby have been fully and indefeasibly satisfied.

2.6	Pledgor shall pay when due, the indebtedness and obligations secured by this Agreement and any renewal or extension thereof and any other indebtedness and obligations hereby secured in accordance with the terms and provisions hereof and will repay immediately all sums expended by the Pledgee in accordance with the terms and provisions of this Agreement.

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2.7	The Pledgor shall provide Pledgee with sixty (60) days prior written notice of any change to its chief place of business, or place where its respective records are kept, and the Pledgor shall promptly forward to the Pledgee all notices, reports, accounts and other documents relating to the Pledged Shares which it may receive from time to time (including without limitation all notices of meetings of the shareholders of the Company).

2.8	The Pledgor shall take all actions necessary or appropriate (i) to maintain and preserve the Collateral, including the Pledged Shares, and (ii) to comply with its undertakings, representations, warranties, covenants and agreements under the Loan Agreement and each other Loan Document, and satisfy and perform its obligations thereunder.

2.9	All representations and warranties made in the Loan Agreement and the other Loan Documents are true and correct in all material respects.

2.10	The Pledgor shall not, except with the prior written consent of the Pledgee :(i) permit any person other than the Pledgor or the Pledgee, to be registered as, or become the holder of, the Pledged Shares; (ii) vote in favour of a resolution to continue the Company in a jurisdiction outside the Cayman Islands; (iii) borrow any monies from the Company or enter into any transaction with the Company whereby the Company would obtain a lien or Security Interest over any part of the Pledged Shares.

2.11	Unless directed in writing to do so by the Pledgee the Pledgor shall not prove in a liquidation or winding up of the Company until all the Secured Obligations are paid in full and if directed to prove by the Pledgee (or if the Pledgor otherwise receives any payment or other benefit in breach of this Clause) the Pledgor shall hold all monies received by it on trust for the Pledgee to satisfy the Secured Obligations.

2.12	The execution, delivery, observance and performance by the Pledgor of this Agreement will not require the Pledgor to obtain any licenses, consents or approvals, and will not result in any violation of any law, statute, ordinance, rule or regulation applicable to it.

2.13	It has obtained all the necessary and desirable authorisations and consents for the Pledgor to enable it to enter into this Agreement and the necessary and desirable authorisations and consents will remain in full force and effect at all times during the subsistence of the security constituted by this Agreement; and

2.14	The execution, delivery, observance and performance by the Pledgor of the Agreement will not constitute an Event of Default or trigger any enforcement under any Security Interest over any of the Pledgor’s assets nor will it result in the creation of any Security Interest over or in respect of the present or future assets of the Company.

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3.	The Pledgor shall deliver to the Pledgee on the date hereof in form and substance acceptable to the Pledgee as security in accordance with the terms of this Agreement:

3.1	the original share certificate(s) (if any) in respect of the Pledged Shares within five (5) business days after the date hereof;

3.2	a blank, signed and undated transfer in respect of the Pledged Shares in the form set out in Schedule 1;

3.3	a certified true copy (such certification to be made by a director of the Company) of the Register of such Members of the Company showing that all of the Pledged Shares are registered in the name of the Pledgor;

3.4	a notice of equitable pledge and/or charge addressed by the Pledgor to the Company in the form set out in Schedule 2; and

3.5	an executed but undated shareholder proxy in favour of the Pledgee in the form set out in Schedule 3.

4.	Except as provided in Article 3 above, during the term of this Agreement, and so long as the Pledgor is not in default in the performance or observance of any of the terms, representations, warranties, covenants and agreements of this Agreement or in respect of the Term Loan or in the payment of the indebtedness as set forth above, the Pledgor shall have the right: (i) to vote the Pledged Shares; and (ii) to collect and receive for its own use all dividends, distributions and other amounts paid in respect of the Pledged Shares; provided, that in respect of clause (ii), any such amount paid shall be held by the Company in escrow, which amount shall be paid to the Pledgee only if upon the Pledgee’s exercise of its right of foreclosure hereunder there shall be a shortfall between the Market Value of the shares at the time of the Pledgee’s exercise and the amount owed hereunder to the Pledgee, and then only to the extent necessary to make up for such shortfall, with the Pledgee obligated to cause any remaining proceed be paid to the Pledgor. Upon the discharge of the Pledgor’s obligations in respect of the Term Loan or this Agreement, the Pledgee shall cause the Company to repay all such dividend or distribution to the Pledgor.

5.	In the event that during the term of this Agreement any share, dividend, reclassification, readjustment, or other change is declared or made in the capital structure of IFM, then all new, substitute, and additional shares or other securities issued by reason of any such change shall be subject to this Agreement in the same manner as the shares, interests or units originally pledged hereunder.

6.	Subject to any applicable grace period to cure any event of default as provided in Article 10 of the Loan Agreement, the Pledgor shall be in default under this Agreement upon the happening of any of the following events or conditions (each, a “Pledgor Event of Default”):

6.1	Failure of the Pledgor to pay any installment of the indebtedness secured by this Agreement on the date such installment shall be due or the occurrence of any other Event of Default under (and as defined in) the Loan Agreement.

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6.2	Failure of the Pledgor to pay the indebtedness and Obligations secured by this Agreement pursuant to the terms and conditions set forth in all documents related to the Loan Agreement.

6.3	Failure of the Pledgor to comply with all terms, conditions and covenants of this Agreement, the Loan Agreement or any other Loan Document.

6.4	Any representation or warranty of the Pledgor herein or in any other Loan Document shall prove to have been false or misleading when made or becomes false, misleading or untrue hereafter.

6.5	Any of the Pledgor or IFM shall make a transfer in fraud of creditors, or shall make an assignment for the benefit of creditors.

6.6	Any of the Pledgor or IFM shall file a petition under Cayman or any other applicable laws or regulations; or any order has been made or petition presented or resolution passed for the winding up of the Pledgor or IFM, or a distress, execution or other legal process has been levied against the Pledgor’s or IFM’s assets or action has been taken to repossess any asset in the Pledgor’s or IFM’s possession; or any of the Pledgor or IFM has made or proposed any arrangement or composition with its creditors or any class of its creditors; or any of the Pledgor or IFM has made or proposed a scheme for reconstruction of its assets or liabilities with its creditors or any class of creditors; or any of the Pledgor or IFM shall be adjudged bankrupt or insolvent in proceedings filed against any of the Pledgor or IFM thereunder, as applicable.

6.7	A receiver or trustee shall be appointed for all or substantially all of the assets of any of the Pledgor or IFM.

6.8	Any other event of default or events of default shall have occurred as set forth in the Loan Agreement, any other Loan Documents, or any other document, instrument or agreement executed in connection with the Term Loan.

7.	Remedial Provisions

7.1	Subject to any applicable grace period to cure an Event of Default as provided in Article 10 of the Loan Agreement, upon the occurrence of a Pledgor Event of Default and at any time thereafter, the Pledgee may declare all obligations secured hereby immediately due and payable and may proceed to enforce payment of the same in accordance with the terms of this Agreement and any other Loan Document, including without limitation in accordance with all of the terms of this Article 7 and Article 8 hereof.

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7.2	If a Pledgor Event of Default shall have occurred and be continuing the Pledgee shall have the right to receive any and all cash dividends, payments or other proceeds paid in respect of the Pledged Shares and make application thereof to the Obligations in such order as the Pledgee may determine, and any or all of the Pledged Shares shall be registered in the name of the Pledgee or its respective nominees, and the Pledgee or its respective nominees may thereafter exercise, subject to any provisions and applicable law, (x) all voting, corporate, ownership and other rights pertaining to such Pledged Shares at any meeting of shareholders, owners, members or limited or general partners, as applicable, of IFM or otherwise and (y) any and all rights of conversion, exchange and subscription and any other rights, privileges or options pertaining to such Pledged Shares as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of the Pledged Shares upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate or other organizational structure of IFM, or upon the exercise by the Pledgee of any right, privilege or option pertaining to such Pledged Shares, and in connection therewith, the right to deposit and deliver any and all of the Pledged Shares with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as the Pledgee may determine), all without liability except to account for property actually received by it, but the Pledgee shall have no duty to Pledgor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing. The Pledgor agrees that it shall take any and all ministerial and other actions necessary (including, without limitation, under IFM’s memorandum and articles of association, bye-laws and other organizational documents) to ensure that all of the remedies and other rights described in the previous sentence are accorded to the Pledgee as promptly as practicable following the occurrence of any Pledgor Event of Default. The Pledgor further agrees to transfer, pay over or assign to the Pledgee any and all cash dividends, payments or other proceeds paid in respect of the Pledged Shares and any other right or benefit whatsoever that it may receive or that may accrue to it following the occurrence of a Pledgor Event of Default.

7.3	If a Pledgor Event of Default shall have occurred and be continuing, the Pledgee may exercise, in addition to all other rights and remedies granted to it in this Agreement, in any Loan Document and in any other instrument or agreement securing, evidencing or relating to the Obligations, all rights and remedies of a secured party under the laws of the Cayman Islands or any other applicable law. Without limiting the generality of the foregoing, the Pledgee, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice otherwise provided hereunder or required by law referred to below) to or upon Pledgor or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived) (to the extent allowed under any Requirement of Law), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, lease, assign, give option or options to purchase, or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at one or more public or private sales, at any exchange, broker’s board or office of the Pledgee or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. Pledgee shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in Pledgor, which right or equity is hereby waived and released. Pledgor further agrees to assemble the Collateral and make it available to the Pledgee at places which the Pledgee shall reasonably select, whether at Pledgor’s premises or elsewhere.

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7.4	The Pledgee shall apply the net proceeds of any action taken by it pursuant to this Article 7, after deducting all out-of-pocket costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of the Pledgee hereunder, including, without limitation, reasonable attorneys’ fees and disbursements as provided under Article 8, to the payment in whole or in part of the Obligations, in such order as the Pledgee may elect, and only after such application and after the payment by the Pledgee of any other amount required by any provision of law, need the Pledgee account for the surplus, if any, to Pledgor. To the extent permitted by applicable law, Pledgor waives all claims, damages and demands it may acquire against the Pledgee arising out of the exercise by them of any rights hereunder. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least 10 days before such sale or other disposition.

7.5	Pledgor shall remain liable for any deficiency if the proceeds of any sale or other disposition of the Collateral are insufficient to pay its Obligations and the fees and disbursements of counsel (including, without limitation, the allocated fees and disbursements and other charges of in-house counsel) for the Pledgee to collect such deficiency.

8.	The Pledgor agrees:

8.1	to pay or reimburse the Pledgee for all of its costs and expenses incurred in connection with the negotiation, preparation and execution of any amendment, supplement or modification to or waiver or consent requested by the Pledgor in respect of, this Agreement and the other Loan Documents after the Closing and any other documents prepared in connection therewith, and the consummation and administration of the transactions requested by the Pledgor and contemplated after the Closing , including, without limitation, the fees and disbursements and other charges of counsel (including, without limitation, the allocated fees and disbursements and other charges of in-house counsel) to the Pledgee,

8.2	to pay or reimburse the Pledgee for all its costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Loan Documents and any other documents prepared in connection herewith or therewith, including, without limitation, the fees and disbursements of counsel (including the allocated fees and disbursements and other charges of in-house counsel) to the Pledgee,

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8.3	to pay, indemnify, or reimburse the Pledgee, and hold the Pledgee harmless from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Loan Documents and any such other documents,

9.	Private Sale; Registration Rights.

9.1	The Pledgor recognizes that if the Pledgee determines to exercise its rights to sell any or all of the Pledged Shares pursuant to Article 7, the Pledgee (subject to any requirement of law) may be unwilling or unable to effect a public sale of any or all the Pledged Shares, by reason of certain prohibitions contained in the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws or otherwise, and may choose or be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. With the condition that the sell price of the Pledged Share is determined in accordance with the Market Value the Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that no such private sale shall be deemed to have been made in a commercially unreasonable manner solely because it has had such a result. The Pledgee shall be under no obligation to delay a sale of any of the Pledged Shares for the period of time necessary to permit the applicable issuer (the “Issuer”) thereof to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if such Issuer would agree to do so.

9.2	If the Pledgee determines to exercise its rights to sell any or all of the Pledged Shares pursuant to Article 7, and if in the opinion of the Pledgee, in its sole discretion, it is necessary or advisable to have the Pledged Shares, or such portion thereof to be sold, registered under the provisions of the Securities Act, the Pledgor will, at any time and from time to time, upon the written request of the Pledgee, use commercially reasonable efforts to take or to cause the applicable Issuer of the relevant Pledged Shares to take such action, and prepare, distribute and/or file such documents, as are required or advisable in the opinion of counsel for the Pledgee to permit the public sale of such Pledged Shares including, without limitation, to (i) execute and deliver, and cause the directors and officers of such Issuer to execute and deliver, all such agreements, instruments and documents, and do or cause to be done all such other acts as may be, in the opinion of the Pledgee, necessary or advisable to register and sell the relevant Pledged Shares, or that portion thereof to be sold, under the provisions of the Securities Act, (ii) use commercially reasonable efforts to cause the registration statement relating thereto to become effective and to remain effective for a period of one year from the date of the first public offering of the relevant Pledged Shares, or that portion thereof to be sold, and (iii) make all amendments thereto and/or to the related prospectus which, in the opinion of the Pledgee, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto or in the opinion of any underwriters selected by Pledgee to effectuate such purchase.

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9.3	The Pledgor further agrees to indemnify, defend and hold harmless the Pledgee, any underwriter and their respective officers, directors, affiliates and controlling persons from and against all loss, liability, expenses, costs of counsel (including, without limitation, fees and expenses to the Pledgee of legal counsel (including the allocated fees and disbursements and other charges of in-house counsel)), and claims (including the costs of investigation) that they may incur insofar as such loss, liability, expense or claim arises out of or is based upon any alleged untrue statement of a material fact contained in any prospectus (or any amendment or supplement thereto) or in any notification or offering circular, or arises out of or is based upon any alleged omission to state a material fact required to be stated therein or necessary to make the statements in any thereof not misleading, except insofar as the same may have been caused by any untrue statement or omission based upon information furnished in writing to such Pledgor or the Issuer of such relevant Pledged Shares by the Pledgee expressly for use therein.

9.4	The Pledgor further agrees, upon written request, to use commercially reasonably efforts to qualify, file or register, or cause the Issuer of such relevant Pledged Shares to (x) qualify, file or register, any of the Pledged Shares under the “Blue Sky” or other securities laws of such states as may be requested by the Pledgee and keep effective, or cause to be kept effective, all such qualifications, filings or registrations and (y) to make available to its security holders, as soon as practicable, an earnings statement (which need not be audited) which will satisfy the provisions of Article 11(a) of the Securities Act. The Pledgor will bear all costs and expenses of carrying out its obligations under Article 9.2, 9.3 and 9.4.

9.5	The Pledgor agrees to use commercially reasonable efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Pledged Shares pursuant to this Article 9 valid and binding and in compliance with any and all applicable Requirements of Law.

10.	Miscellaneous Provisions.

10.1	Governing Law. This Agreement and all other documents issued and executed hereunder shall be deemed to be a contract made under the laws of the State of New York and shall be construed by and governed in accordance with the laws of the State of New York.

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10.2	Submission to Jurisdiction; Waivers. The Pledgor hereby irrevocably and unconditionally:

(i)	submits for itself and its Property in any legal action or proceeding relating to this Agreement and the other Loan Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York, and appellate courts from any thereof;

(ii)	consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii)	agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Pledgor at its address set forth in Article 10.6 or at such other address of which the Pledgee shall have been notified pursuant thereto;

(iv)	agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction; and

(v)	waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Article any special, exemplary, punitive or consequential damages.

10.3	WAIVERS OF JURY TRIAL. EACH OF PLEDGOR AND PLEDGEE HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AND FOR ANY COUNTERCLAIM HEREUNDER OR THEREUNDER.

10.4	Parties Bound. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, legal representatives, successors, and assigns, unless otherwise provided by this Agreement.

10.5	Legal Construction. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision thereof and this Agreement shall be construed as if such invalid, illegal, or unenforceable provisions had never been contained herein. The Pledgor acknowledges and agrees that it was represented by counsel in connection with the execution and delivery of this Agreement, that it and its counsel reviewed and participated in the preparation and negotiation hereof and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in the interpretation hereof or thereof.

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10.6	Notices. All notices hereunder shall be in writing and shall be sent (in the manner set forth below) to any party hereto at the following address:

To Pledgor:	Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, George Town, Cayman Islands

To Pledgee:	Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands

or at such other address as may be substituted by notice given as herein provided. Every notice hereunder shall be deemed to have been sent, duly given or served

(i)	on the date on which personally delivered, (ii) one (1) Business Day after the same shall have been deposited for delivery with an overnight courier service,

(iii)	three (3) Business Days after the same shall have been deposited in the United States mail, registered or certified mail, return receipt requested, properly addressed with postage prepaid, (iv) if telescoped, upon transmission to the receiving telescopes or (v) if sent by electronic mail, when sent.

10.7	Modification. This Agreement may not be modified unless in writing and with the written consent of the Pledgor and the Pledgee.

10.8	Waivers. No course of dealing on the part of the Pledgee, its officers or employees, nor any failure or delay by the Pledgee with respect to exercising any right, power or privilege of the Pledgee under this Agreement shall operate as a waiver thereof. All rights and remedies of the Pledgee hereunder and under applicable law shall be cumulative and the exercise or partial exercise of any such right or remedy shall not preclude the exercise of any other right or remedy.

10.9	Termination. This Agreement shall remain in effect until full and complete and indefeasible payment of all Obligations owing the Pledgee in respect of this Agreement, the Term Loan, the Loan Agreement, and each other Loan Document; provided, however, that Articles 8, 9 and 10 hereof shall survive any termination of this Agreement.

10.10	Obligations Absolute. All rights and remedies of the Pledgee hereunder, and all obligations of the Pledgor hereunder, shall be absolute and unconditional, irrespective of:

(i)	any lack of validity or enforceability of the Term Loan or any of the other documents and agreements executed in connection therewith or any other agreement or instrument relating to any of the foregoing;

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(ii)	any change in the time, manner, or place of payment of, or in any other term of, all or any of the indebtedness secured by this Agreement, or any other amendment or waiver of or any consent to any departure from the Loan Agreement or any of the other documents and agreements executed in connection therewith;

(iii)	any exchange, release, or nonperfection of any interest in any Collateral or any other collateral securing the indebtedness secured by this Agreement, or any release or amendment or waiver of or consent to any departure from any guarantee for all or any of the indebtedness secured by this Agreement; or

(iv)	any other circumstances (other than indefeasible payment in full of the indebtedness secured by this Agreement) that might otherwise constitute a defense available to, or a discharge of the Pledgor.

10.11	Assignment. The Pledgee shall have full right and power to assign or grant participation interests in this Agreement and any of its rights and powers hereunder and, in the event of such assignment, the assignee hereof shall have the same rights and remedies as if originally named herein in place of the assigning Pledgee. The Pledgor shall not assign, transfer or convey any of its rights, duties or obligations under this Agreement without the express prior written consent of the Pledgee. Any assignment or transfer by the Pledgor in violation of this provision shall be invalid, and an assignment or transfer by operation of law shall be deemed to be an invalid transfer.

10.12	Release of the Pledged Shares.

(i)	Upon the unconditional and irrevocable payment or discharge of all Secured Obligations, and subject to this Agreement, the Pledgee shall on request by the Pledgor release the Pledged Shares from the security interests and discharge the obligations of the Pledgor, each created by this Agreement.

(ii)	The Pledgee shall, following the release of the security interest and discharge of the obligations of the Pledgee created by this Agreement, provide written confirmation of such release and discharge to the Pledgor.

10.13	Pledgee Appointed Attorney-in-Fact and Proxy.

(i)	The Pledgor hereby appoints the Pledgee as the Pledgor’s attorney-in-fact for the purpose of carrying out the provisions of this Agreement (including, without limitation, for the purpose of enabling and authorizing the Pledgee to take any action pursuant to, and exercise any right set forth in, Article 7 hereof) and taking any action and executing any instrument which the Pledgee may deem reasonably necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, the Pledgee shall have the right and power, to receive, endorse, and collect all checks and other orders for the payment of money made payable to the Pledgor representing any dividend or other distribution payable or distributable in respect of the Collateral, or any part thereof, and to give full discharge for the same.

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(ii)	Without limiting the generality of the foregoing, the Pledgor shall on the date hereof, execute and deliver to the Pledgee an “Irrevocable Proxy” (the “Proxy”), substantially in the form attached hereto as Schedule 3, and the Pledgor further agrees to execute and deliver to the Pledgee a new Proxy on the last day of each fiscal year of the Pledgor.

10.14	Entire Agreement. THIS AGREEMENT, TOGETHER WITH ALL DOCUMENTS, INSTRUMENTS, AND AGREEMENTS EXECUTED IN CONNECTION WITH THE TERM LOAN, OR REFERRED TO HEREIN OR EXECUTED IN CONNECTION HEREWITH, INTEGRATE ALL THE TERMS AND CONDITIONS BETWEEN THE PARTIES AND CONSTITUTE THE FINAL AND ENTIRE AGREEMENT BETWEEN THE PARTIES WITH RESPECT TO THE SUBJECT MATTER THEREOF, AND SUPERSEDE ALL PRIOR DISCUSSIONS, NEGOTIATIONS AND COMMUNICATIONS WHETHER ORAL OR WRITTEN. NONE OF THE PARTIES HERETO SHALL BE BOUND BY ANY PROMISES, REPRESENTATIONS, WARRANTIES OR AFFIRMATIONS NOT CONTAINED IN THIS AGREEMENT, IN AN AGREEMENT, INSTRUMENT OR DOCUMENT EXECUTED SIMULTANEOUSLY HEREWITH, REFERRED TO HEREIN OR EXECUTED IN CONNECTION HEREWITH.

[signature page follows]

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IN WITNESS WHEREOF, the Pledgor has executed this Agreement for the benefit of the Pledgee on the day and year first written above.

“Pledgor”
IFM Overseas Partners L.P.,

By:

“Pledgee”
SouFun Holdings Limited,

By:

Schedule 1

Share Transfer

The Undersigned, IFM Overseas Partners L.P.,, (the “Transferor”), for value received does hereby transfer to SouFun Holdings Limited, (the “Transferee”), the 260,000,000 shares standing in its name in the undertaking named IFM Investments Limited to hold the same unto the Transferee.

Signed by the Transferor

acting by:

Dated this [            ] day of [                    ] 201[    ]

Signed by the Transferee

acting by:

Dated this [            ] day of [                    ] 201[    ]

Schedule 2

Notice of Equitable Pledge

To: IFM Investments Limited

[            ] 201[    ]

Dear Sirs

Pledge over Shares

We hereby notify you that pursuant to a pledge over shares dated [    ] day of [        ] 2014 between [Pledgor] and [Pledgee] (the “Pledge over Shares”), [Pledgor] has granted a security interest over the [            ] shares standing in its name in IFM Investments Limited. Capitalized terms shall have the meanings given thereto in the Pledge over Shares. At any time after [Pledgee] notifies you that an Event of Default (as defined in the Pledge over Shares) has occurred you may take all steps to register [Pledgee] or its nominee as the registered holder of the shares pursuant to the Pledge over Shares as the [Pledgee] may require.

As of the date of this notice, you should, until you receive notice from the Pledgee to the contrary, pay all dividends which you are permitted to pay to us to the Pledgee for deposit in the following account:

[insert account details]

Yours faithfully

for and on behalf of

[Pledgor]

Schedule 3

Irrevocable Proxy

IFM Investments Limited (the “Company”)

The undersigned, [Pledgor], being the legal owner of [        ] issued shares (the “Shares”) in the share capital of the Company, a company incorporated in the Cayman Islands, effective upon the occurrence of an Event of Default as defined in the Pledge Agreement over Shares, hereby makes, constitutes and appoints SouFun Holdings Limited, (the “Attorney”) as the true and lawful attorney and proxy of the undersigned with full power to appoint a nominee or nominees to act hereunder from time to time and to vote the Shares represented by the Share Certificate(s) of the Company at all general meetings of shareholders or stockholders of the Company with the same force and effect as the undersigned might or could do and to requisition and convene a meeting or meetings of the shareholders of the Company for the purpose of appointing or confirming the appointment of new directors of the Company and/or such other matters as may in the opinion of the Attorney be necessary or desirable for the purpose of implementing the Pledge referred to below and the undersigned hereby ratifies and confirms all that the said attorney or its nominee or nominees shall do or cause to be done by virtue hereof.

The Shares have been pledged to the Attorney pursuant to a pledge over shares dated [            ] 201[    ] between [Pledgor] and [Pledgee] (the “Pledge over Shares”).

This power and proxy is given to secure a proprietary interest of the donee of the power or the performance of an obligation owed to the donee and is irrevocable and shall remain irrevocable as long as the Pledge over Shares is in force.

In witness whereof this instrument has been duly executed this [            ] 201[    ] as a deed.

EXECUTED and                     )

DELIVERED as a DEED by                     )

[Pledgor]                                         )

Director

SIGNATURES

IFMOP

EXECUTED FOR AND ON BEHALF OF	)
IFM OVERSEAS PARTNERS L.P.	)
ACTING BY ITS GENERAL PARTNER	)	/s/ Donald Zhang
IFM OVERSEAS LIMITED	)	BY: Donald Zhang
	)	DULY AUTHORISED SIGNATORY

GENERAL PARTNER

EXECUTED FOR AND ON BEHALF OF	)
IFM OVERSEAS LIMITED	)	/s/ Donald Zhang
	)	BY: Donald Zhang
	)	DULY AUTHORISED SIGNATORY

IFM INVESTMENTS

EXECUTED FOR AND ON BEHALF OF	)
IFM INVESTMENTS LIMITED	)	/s/ Donald Zhang
	)	BY: Donald Zhang
	)	DULY AUTHORISED SIGNATORY

INDIVIDUAL PARTIES

EXECUTED BY	)
DONALD ZHANG	)	/s/ Donald Zhang

EXECUTED BY	)
HARRY LU	)	/s/ Harry Lu

GLAM II

EXECUTED FOR AND ON BEHALF OF	)
GL ASIA MAURITIUS II CAYMAN LTD.	)	/s/ Jennifer Tang
	)	BY: Jennifer Tang
	)	DULY AUTHORISED SIGNATORY

SFH

EXECUTED FOR AND ON BEHALF OF	)
SOUFUN HOLDINGS LIMITED	)	/s/ Vincent Tianquan Mo
	)	BY: Vincent Tianquan Mo
	)	DULY AUTHORISED SIGNATORY